SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
    ------------------------------------------------------------------------

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 AND RULE 13-E THEREUNDER

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)
                           THE SOLOMON-PAGE GROUP LTD.
                                (Name of Issuer)

                           THE SOLOMON-PAGE GROUP LTD.
                               TSPGL MERGER CORP.
                                  LLOYD SOLOMON
                                   SCOTT PAGE
                                 HERBERT SOLOMON
                                   ERIC DAVIS
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   83427A 10 8
                      (Cusip Number of Class of Securities)
    ------------------------------------------------------------------------

                                  Lloyd Solomon
                           The Solomon-Page Group Ltd.
                           1140 Avenue of the Americas
                            New York, New York 10036
                         Telephone Number (212) 403-6100
    ------------------------------------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)
    ------------------------------------------------------------------------

                                   Copies To:

       David J. Adler, Esq.                         Simeon Gold, Esq.
 Olshan Grundman Frome Rosenzweig &           Weil, Gotshal & Manges LLP
       Wolosky LLP                                 767 Fifth Avenue
     505 Park Avenue                           New York, New York 10022
   New York, New York 10022                         (212) 310-8000
     (212) 753-7200

         This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the following box if the filing fee is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                   AMOUNT OF FILING FEE**
          $15,756,580.00                              $3,151.32


* Determined by (1) multiplying 2,259,448 (the number of outstanding shares of Common Stock of The Solomon-Page Group Ltd. not owned by the members of the Management Group) by $5.25 per share and (ii) adding the $3,894,478 to be paid upon cancellation of outstanding options.

** Determined pursuant to Rule 0-11(b)(1) by multiplying $15,756,580.00 by 1/50 of 1%.

[X] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid    $3,151.32       Filing      The Solomon-Page Group
                                          Party:      Ltd.

Form or Registration      Preliminary     Date Filed: July 14, 2000
No.:                      Schedule 14A

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by The Solomon-Page Group Ltd., a Delaware corporation (the "Company"), TSPGL Merger Corp., a Delaware corporation ("Mergeco"), Lloyd Solomon, Scott Page, Herbert Solomon and Eric M. Davis pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the proposed acquisition by
Mergeco of all outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of the Company. Mergeco was formed in connection with the proposed merger and is owned by Lloyd Solomon, Scott Page and Herbert Solomon, the Company's principal executive officers (who are also directors of the Company)(Lloyd Solomon, Scott Page and Herbert Solomon are hereinafter collectively referred to as the "Management Group"). The Company and Mergeco have entered into an Amended and Restated Agreement and Plan of Merger, dated June 28, 2000 (the "Merger Agreement"), whereby the Company would be merged (the "Merger") with and into Mergeco with Mergeco as the surviving corporation in the Merger (the "Surviving Corporation"). Pursuant to the terms and conditions set forth in the Merger Agreement, if the Merger is consummated, each outstanding share of Common Stock (other than Common Stock held (i) in the treasury of the Company or by any of its wholly-owned subsidiaries, (ii) by the members of the Management Group, or (iii) by stockholders who perfect their rights under Delaware law to dissent from the Merger and seek an appraisal of the fair market value of their shares) will be converted into the right to receive $5.25 per share in cash, without interest. As a result of the Merger, the Management Group will own 100% of the capital stock of the Surviving Corporation. The Merger Agreement and the Merger have already been approved by a special committee of the Company's Board of Directors and the Company's Board of Directors. The Company's stockholders will be asked to vote upon the approval of the Merger Agreement at a special meeting of the stockholders of the Company (the "Special Meeting").

         This Schedule 13E-3 is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement (the "Proxy Statement") pursuant to which the stockholders of the Company will be given notice of, and an opportunity to vote on, the Merger at the Special Meeting. The Merger Agreement has been filed by the Company as Annex A to the Proxy Statement. The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference, and capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

       Reg. M-A 1001

       The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is hereby incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

       (a) The information set forth in the Proxy Statement under the caption "THE PARTIES - The Company" is hereby incorporated herein by reference.

       Reg. M-A 1002

       (b) The information set forth in the Proxy Statement under the caption "INFORMATION CONCERNING THE SPECIAL MEETING - Record Date; Voting at the Meeting; Quorum" is hereby incorporated herein by reference.

       (c) The information set forth in the Proxy Statement under the captions "MARKET FOR THE COMMON STOCK - Common Stock Market Price Information" and " - Market Price of Common Stock" is hereby incorporated herein by reference.

       (d) The  information  set forth in the Proxy  Statement under the caption
       "MARKET  FOR  THE  COMMON  STOCK  -  Dividend   Information"   is  hereby
       incorporated herein by reference.

       (e) Not applicable.

       (f) The information set forth in the Proxy Statement under the caption "MARKET FOR THE COMMON STOCK - Common Stock Purchase Information" is hereby incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

       Reg. M-A 1003(a) through (c)

       (a) The information set forth in the Proxy Statement under the captions "THE PARTIES - The Company;" " - Mergeco;" and "MANAGEMENT - Directors and Executive Officers of the Company" is hereby incorporated herein by reference.

       (b) The information set forth in the Proxy Statement under the caption "THE PARTIES - Mergeco" is hereby incorporated herein by reference.

       During the last five years, none of Mergeco nor to the best of its knowledge, any of its directors, executive officers of controlling persons,(a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (b) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

       (c) The information set forth in the Proxy Statement under the caption "MANAGEMENT - Directors and Executive Officers of the Company" is hereby incorporated herein by reference.

       During the last five years, none of the Company, nor, to the best of its knowledge, any of its directors, executive officers or controlling persons, nor Lloyd Solomon, Scott Page, Herbert Solomon and Eric M. Davis, (a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.


ITEM 4. TERMS OF THE TRANSACTION.

       Reg. M-A 1004(a) and (c) through (f)

       (a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET;" "INFORMATION CONCERNING THE SPECIAL MEETING - Purpose of the Special Meeting"; " - Required Vote"; "SPECIAL FACTORS - Background of the Transaction;" " - Recommendation of the Special
       Committee and Board of Directors; Fairness of the Merger;" " - The Management Group's Purpose and Reason for the Merger;" " - Certain Effects of the Merger;" " - Conflicts of Interests of Certain Persons in the Merger;" Certain Relationships;" " - Accounting Treatment;" " - Material Federal Income Tax Consequences of the Merger;" "THE MERGER AGREEMENT;" and "DISSENTERS' RIGHTS OF APPRAISAL" is hereby incorporated herein by reference.

       (c) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Interests of Certain Persons in the Merger; Certain Relationships" and " - Employment Agreements" is hereby incorporated herein by reference.

       (d) The information set forth in the Proxy Statement under the caption "DISSENTERS' RIGHTS OF APPRAISAL" is hereby incorporated herein by reference.

       (e) The information set forth in the Proxy Statement under the caption "PROVISION FOR UNAFFILIATED SECURITY HOLDERS" is hereby incorporated herein by reference.

       (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

       Reg. M-A 1005(a) through (c) and (e)

       (a) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Conflicts of Interests of Certain Persons in the Manager; Certain Relationships" is hereby incorporated herein by reference.

       (b)-(c) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Background of the Transaction" is hereby incorporated herein by reference.

       (e) The information set forth in the Proxy Statement under the captions "INFORMATION CONCERNING THE SPECIAL MEETING - Action to be Taken at the Meeting; Voting Procedures" and "SPECIAL FACTORS - Shareholder Lawsuit challenging the Merger" is hereby incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

       Reg. M-A 1006(b) and (c)(1)-(8)

       (b) The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET;" "SPECIAL FACTORS - Certain Effects of the Merger" is hereby incorporated herein by reference.

       (c) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Certain Effects of the Merger" and " - Plans for the Company after the Merger" is hereby incorporated herein by reference.


ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

       Reg. M-A 1013

       (a) The information set forth in the Proxy Statement under the captions "INFORMATION CONCERNING THE SPECIAL MEETING - Purpose of the Special Meeting;" "SPECIAL FACTORS - Background of the Transaction;" "- Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" " - The Management Group's Purpose and Reason for the Merger" is hereby incorporated herein by reference.

       (b) and (c) The  information  set forth in the Proxy  Statement under the captions "SPECIAL FACTORS - Background of the Transaction;" " - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" and " - The Management Group's Purpose and Reason for the Merger" is hereby incorporated herein by reference.

       (d) The information set forth in the Proxy Statement under the captions "INFORMATION CONCERNING THE SPECIAL MEETING - Purpose of the Special

       Meeting;" "SPECIAL FACTORS - Certain Effects of the Merger;" " - Plans for the Company After the Merger;" " - Accounting Treatment;" " - Material Federal Income Tax Consequences of the Merger;" and "THE MERGER AGREEMENT - The Merger;" " - Merger Consideration" and " - The Exchange Fund; Payment for Shares of Common Stock" is hereby incorporated herein by reference.


ITEM 8. FAIRNESS OF THE TRANSACTION.

       Reg. M-A 1014

       (a) The information set forth in the Proxy Statement under the captions "INFORMATION CONCERNING THE SPECIAL MEETING - Purpose of the Special Meeting;" and "SPECIAL FACTORS - Background of the Transaction;"
       " - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger;" " - The Management Group's Purpose and Reason for the Merger" and " - Opinion of Financial Advisor to the Special Committee" is hereby incorporated herein by reference.

       (b) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Background of the Transaction;" "-Recommendation of the Special Committee and Board of Directors; Fairness of the Merger;" "
       - The Management Group's Purpose and Reason for the Merger" and " - Opinion of Financial Advisor to the Special Committee" is hereby incorporated herein by reference.

       (c) The information set forth in the Proxy Statement under the captions "INFORMATION CONCERNING THE SPECIAL MEETING - Required Vote;" and "THE MERGER AGREEMENT - The Merger; Merger Consideration" and " - Conditions" is hereby incorporated herein by reference.

       (d) The information set forth in the Proxy Statement under the captions "INFORMATION CONCERNING THE SPECIAL MEETING - Purpose of the Special Meeting;" and "SPECIAL FACTORS - Background of the Transaction;"
       " - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" and " - Opinion of Financial Advisor to the Special Committee" is hereby incorporated herein by reference.

       (e) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Background of the Transaction" and " - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" is hereby incorporated herein by reference.

       (f) Not Applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

       Reg. M-A 1015

       (a) and (b) The  information  set forth in the Proxy  Statement under the captions "SPECIAL FACTORS - Background of the Transaction;" " - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "The Management Group's Purpose and Reason for the Merger;" "Financial Advisor to the Management Group" and " - Opinion of Financial Advisor to the Special Committee" is hereby incorporated herein by reference.

       (c) The information set forth in the Proxy Statement under the captions "WHERE YOU CAN FIND MORE INFORMATION" and "AVAILABLE INFORMATION" is hereby incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Reg. M-A 1007

       (a) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Financing of the Merger" is hereby incorporated herein by reference.

       (b) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Financing of the Merger" is hereby incorporated herein by reference.

       (c) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Fees and Expenses" and "THE MERGER AGREEMENT - Fees and Expenses" is hereby incorporated herein by reference.

       (d) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Financing of the Merger" is hereby incorporated herein by reference.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

       Reg. M-A 1008

       (a) The information set forth in the Proxy Statement under the captions "INFORMATION CONCERNING THE SPECIAL MEETING - Record Date; Voting at the Meeting; Quorum;" "SPECIAL FACTORS - Conflicts of Interests of Certain Persons in the Merger; Certain Relationships" and "SECURITIES OWNERSHIP - Beneficial Ownership of Common Stock" is hereby incorporated herein by reference.

       (b) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Share Repurchase Program" and "MARKET FOR THE COMMON STOCK - Common Stock Purchase Information" is hereby incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

       Reg. M-A 1012(d) and (e)

       (d) The information set forth in the Proxy Statement under the captions "INFORMATION CONCERNING THE SPECIAL MEETING - Required Vote" and "SECURITIES OWNERSHIP - Beneficial Ownership of Common Stock" is hereby incorporated herein by reference.

       (e) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Background of the Transaction" and " - Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" is hereby incorporated herein by reference.


ITEM 13. FINANCIAL STATEMENTS.

       Reg. M-A 1010(a) and (b)

       (a) The  information  set forth in the Proxy Statement under the captions
       "WHERE  YOU  CAN  FIND  MORE   INFORMATION"   and  "Annex  E"  is  hereby
       incorporated herein by reference.

       (b) Not applicable.


ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

       Reg. M-A 1009

       (a) The information set forth in the Proxy Statement under the captions "INFORMATION CONCERNING THE SPECIAL MEETING - Proxy Solicitation" and "SPECIAL FACTORS - Fees and Expenses" is hereby incorporated herein by reference.

       (b) The information set forth in the Proxy Statement under the caption "INFORMATION CONCERNING THE SPECIAL MEETING - Proxy Solicitation" is hereby incorporated herein by reference.


ITEM 15. ADDITIONAL INFORMATION.

       Reg. M-A 1011(b)

       The information set forth in the Proxy Statement, together with the proxy card, is hereby incorporated herein by reference.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

       Reg. M-A 1016(a) through (d), (f) and (g)

       (a) Proxy Statement, together with the proxy card.

       (b) Financing Commitment Letter, dated June 27, 2000 and Summary of Terms and Conditions, incorporated by reference to Amendment No. 4 to the
       Schedule 13D filed by Lloyd Solomon, Scott Page, Herbert Solomon and TSPGL Merger Corp. on July 11, 2000.

       (c)(1) Opinion of Legg Mason Wood Walker, Incorporated, dated June 27, 2000 (set forth as Annex B to the Proxy Statement).*

       (c)(2)  Report of Legg Mason  Wood  Walker,  Incorporated  dated June 27,
       2000.

       (c)(3) Report of Peter J. Solomon Company dated August 5, 1999.

       (c)(4) Report of Peter J. Solomon Company dated November 12, 1999.

       (c)(5) Report of Peter J. Solomon Company dated March 8, 2000.

       (c)(6) Report of Legg  Mason Wood  Walker,  Incorporated  dated  March 8,
              2000**

       (d)(1) Amended and Restated Agreement and Plan of Merger between The Solomon-Page Group Ltd., and TSPGL Merger Corp., dated June 28, 2000 (set forth as Annex A to the Proxy Statement).*

       (d)(2) Letter from Lloyd  Solomon,  Scott Page and Herbert  Solomon dated
       June  28,   2000  to  The   Solomon-Page   Group   Ltd.   in  respect  of
       indemnification.

       (d)(3) Memorandum of Understanding dated as of June 14, 2000, by and among William Straub, The Solomon-Page Group Ltd. and the directors of the Solomon-Page Group as individual defendants in the action captioned William Straub vs. The Solomon-Page Group Ltd. and Scott Page, et al., C.A. 17977-NC, pending before the Court of Chancery of the State of Delaware in and by New Castle County.


       (f) Section 262 of the Delaware General Corporation Law (set forth as Annex C to the Proxy Statement).*

----------
*  Incorporated by reference to the Proxy Statement
** Filed herewith.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                        THE SOLOMON-PAGE GROUP LTD.



                                        By: /s/ Lloyd B. Solomon
                                        ---------------------------------------
                                        Name: Lloyd B. Solomon
                                        Title: Chief Executive Officer



                                        TSPGL MERGER CORP.



                                        By: /s/ Lloyd B. Solomon
                                            -----------------------------------
                                        Name: Lloyd B. Solomon
                                        Title: Chief Executive Officer



                                        /s/ Lloyd B. Solomon
                                        ---------------------------------------
                                        Lloyd B. Solomon



                                        /s/ Scott Page
                                        ---------------------------------------
                                        Scott Page



                                        /s/ Herbert Solomon
                                        ---------------------------------------
                                        Herbert Solomon



                                        /s/ Eric M. Davis
                                        ---------------------------------------
                                        Eric M. Davis

Dated: September 18, 2000

                                  EXHIBIT INDEX

 EXHIBIT                     DESCRIPTION
 -------                     -----------
(a)              Proxy Statement, together with the proxy card.
(b) Financing Commitment Letter, dated June 27, 2000 and Summary of Terms and Conditions, incorporated by reference to Amendment No. 4 to the Schedule 13D filed by Lloyd Solomon, Scott Page, Herbert Solomon and TSPGL Merger Corp. on July 11 2000.
(c)(1) Opinion of Legg Mason Wood Walker, Incorporated, dated June 27, 2000 (set forth as Annex B the Proxy Statement).*
(c)(2)           Report of Legg Mason Wood Walker, Incorporated dated June 27,
                 2000.
(c)(3)           Report of Peter J. Solomon Company dated August 5, 1999.
(c)(4)           Report of Peter J. Solomon Company dated November 12, 1999.
(c)(5)           Report of Peter J. Solomon Company dated March 8, 2000.
(c)(6)           Report of Legg Mason Wood Walker, Incorporated dated March 8,
                 2000**
(d)(1) Amended and Restated Agreement and Plan of Merger between The Solomon-Page Group Ltd., and TSPGL Merger Corp., dated June
                 28, 2000 (set forth as Annex A to the Proxy Statement).*
(d)(2) Letter from Lloyd Solomon, Scott Page and Herbert Solomon dated June 28, 2000 to The Solomon-Page Group Ltd. in respect of indemnification.
(d)(3) Memorandum of Understanding dated as of June 14, 2000, by and among William Straub, The Solomon-Page Group Ltd. and the directors of the Solomon-Page Group as individual defendants in the action captioned William Straub vs. The Solomon-Page Group Ltd. and Scott Page, et al., C.A. 17977-NC, pending before the Court of Chancery of the State of Delaware in and by New Castle County.
(f) Section 262 of the Delaware General Corporation Law (set forth as Annex C to the Proxy Statement).*


----------
*  Incorporated by reference to the Proxy Statement
** Filed herewith

--------------------------------------------------------------------------------
SUMMARY OF MATERIALS PREPARED FOR:






                                  PROJECT SAGE






                                  MARCH 8, 2000

TABLE OF CONTENTS

I.          Sage Statistical Data


               -     Selected Operating Data

               -     Purchase Price Ratio Analysis

               -     Sage Two-Year Share Price Chart


II.         Peter J. Solomon Company Valuation Analyses (Updated)

               -     Comparable Company Analysis

               -     Comparable "Going Private" Transaction Analysis


III.        Legg Mason Valuation Analyses

               -     Comparable Company Analysis

               -     Comparable "Going Private" Transaction Analysis

               -     Leveraged Buyout Analysis

               -     Discounted Cash Flow Analysis

               -     Analysis of "Going Private" Premia Paid

               -     Summary Historical Stock Price Performance

                            I. SAGE STATISTICAL DATA

                                  Project Sage
                             Selected Operating Data
--------------------------------------------------------------------------------


                                                                                                        Twelve Months
                             FY Ended                    Three Months Ended                      Ended               Projected
                         ------------------    ----------------------------------------    ------------------     -----------------
                              9/30/99              12/31/98              12/31/99              12/31/99               9/30/00
                         ------------------    ------------------    ------------------    ------------------     -----------------

Revenues                           $56,329               $11,516               $15,991               $60,804               $62,980

EBITDA                               4,419                   507                 1,119                 5,031                 4,689
% of revenues                         7.8%                  4.4%                  7.0%                  8.3%                  7.4%

EBIT                                 3,759                   342                   927                 4,344                 3,919
% of revenues                         6.7%                  3.0%                  5.8%                  7.1%                  6.2%

Net Income                           1,999                   165                   494                 2,328                 2,092
% of revenues                         3.5%                  1.4%                  3.1%                  3.8%                  3.3%

                                 GRAPH OMITTED

          II.          PETER J. SOLOMON COMPANY
                       VALUATION ANALYSES

                                  Project Sage
   Summary Comparison Multiples for P.J. Solomon-Provided Comparable Companies


                                                                                         Market Value     Enterprise Value
                                                                                       as a Multiple of:  as a Multiple of:
                                                                                       ----------------- -----------------------
                                             LTM         LFY         Share    Market    LTM    Book      LTM       LTM     LTM
                                             Date        Date        Price    Cap.      EPS    Value   Revenues   EBITDA   EBIT
                                            -----        ----        -----    ------    ---    -----   --------   ------   ----
                                                                   (3/7/00) (millions)

                                                                         Mean           7.9x    1.03x    0.23x     3.9x    5.6x
                                                                         Median         7.9     0.88     0.21      3.7     6.2
                                                                         High           8.5     1.62     0.28      5.7     8.1
                                                                         Low            7.2     0.59     0.20      2.2     2.4




--------------------------------------------------------------------------------------------------------------------------------
Sage                                         12/31/99    9/30/99      $3.06   $13.96    6.3x   1.67x    0.27x      3.2x    3.8x
--------------------------------------------------------------------------------------------------------------------------------

Diversified Corporate Resources, Inc. (HIR)   9/30/99    12/31/98     $2.88    $8.02    8.5x   0.59x    0.21x      3.7x    6.2x
General Employment Enterprises, Inc. (JOB)   12/31/99     9/30/99      4.31    21.94    7.2    1.62     0.28       2.2     2.4
Joule Inc. (JOL)                             12/31/99     9/30/99      1.88     6.89    7.9    0.88     0.20       5.7     8.1

------------------------
Enterprise  Value  is  equal  to  Market  Value  plus  Total  Debt  less  Cash &
Equivalents.
HIR - NI and EPS for nine months ended 9/30/98 exclude loss from joint venture operations and other income of $0.03 MM, net of taxes. JOL - EBITDA, EBIT, NI and EPS for 1999 exclude one-time expenses of $0.5 MM, net of taxes.

                                  Project Sage
                      Comparable Company Implied Valuation
                  (Dollars in millions, except per share data)

              *BASED ON P.J. SOLOMON-PROVIDED COMPARABLE COMPANIES*

                                                                                          Enterprise Value
                                                                                         as a Multiple of:
                                   -------------------------------       ---------------------------------------------------
                                        LTM              Book                LTM              LTM              LTM
                                     Net Income (a)       Value (b)        Revenues (a)     EBITDA (a)      EBIT (a)
                                   -------------------------------------------------------------------------------------

Mean                                          7.9 X          1.03 X              0.23 X           3.9 X             5.6 X
Median                                        7.9            0.88                0.21             3.7               6.2

----------------------------------------------------------------------------------------------------------------------------
Sage                                        $2.33           $8.34              $60.80           $5.03             $4.34
----------------------------------------------------------------------------------------------------------------------------

Implied Enterprise Value

Mean                                       $20.66          $10.94              $14.08          $19.60            $24.13
Median                                      20.71            9.68               13.07           18.81             26.84

Less Net Debt (b)                           $2.35           $2.35               $2.35           $2.35             $2.35
                                   ---------------    ------------       -------------    ------------    --------------

Implied Equity Value

Mean                                       $18.31           $8.59              $11.73          $17.24            $21.77
Median                                      18.36            7.33               10.71           16.45             24.48

Implied Per Share Value (c)

                                   -----------------------------------------------------------------------------------------
Mean                                        $4.02           $1.88               $2.57           $3.78             $4.77
Median                                       4.03            1.61                2.35            3.61              5.37
                                   -----------------------------------------------------------------------------------------



-----------------------------------
(a)  LTM date is December 31, 1999.
(b)  Sage net debt and book value as of December 31, 1999.
(c) Assumes Sage's shares outstanding as of February 10, 2000 (from 10-Q) and adding to it all non-senior management options which are assumed to be exercised (using treasury method).

Peter J. Solomon Company

                                                            PROJECT WISE
------------------------------------------------------------------------------------------------------------------------------------

               Summary Analysis of Selected Precedent Transactions

Based on "Going Private" Transactions of Companies with Enterprise Value Between $10 and $50 million from 1997 to present

(Dollars in Millions)

                                                                                 Enterprise Value as a               Equity Value as
                                                                          Enterprise Value as a Multiple of            a Multiple of
                                                                         ----------------------------------          ---------------

 Date              Acquiror Name                          Enterprise       LTM           LTM         LTM        Equity      LTM Net
Annc'd              Target Name                             Value(a)       Sales        EBITDA        EBIT       Value   Multiple of
                                                                                                                         -----------
Oct. 99    Investor Group                                     $24.4         75.5%         5.9x         8.7x      $34.4       16.2x
                    CEM Group
Sep. 99    Liquid Holdings Inc.                                37.3        102.7(b)      26.6(b)      39.1(b)     40.4       67.3(b)
                    Geerlings & Wade Inc.
Jul 99     Investor Group                                      24.7         27.3          3.9          5.5        28..6      14.8
                    Concord Fabrics Inc.
Jun 99     Investor Group                                      12.4         20.3          3.6          3.9        14.9        8.1
                    Winston Resources, Inc.
Dec. 98    SRC Holdings                                        42.6         42.8          5.0          9.9        28.8       10.7
                    Back Bay Restaurants Group Inc.
Sep. 98    PH II Inc.                                          14.3         70.3          3.8          4.6         8.7        4.8
                    THT Inc.
Aug.98     Malt Acquiring Inc.                                 14.4         51.8          3.4          4.4        15.8        7.5
                    Lion Brewery Inc.
May.97     Oxford Automotive Inc.                              19.1         20.8          6.2         11.8        19.5       14.9
                    Howell Industries Inc.
Mar.97     Hamilton Acquisition LLC                            30.9         23.7          4.7          6.1        36.2       11.0
                    Strober Organization Inc.
Jan.97     HRG Investment Group                                27.4         60.1          NA           7.0        21.5        8.3
                    Thermal Industries Inc.
                                              Median
                                              All Deals                     42.8%         4.3x         6.1x                  10.7x
                                              Deals $15 million or less     51.8%         3.6x         4.4x                   7.5x

Source Securities Data Company and other public sources
(a) Enterprise value equals equity value plus debt less cash
(b) Excluded as outlier.

                                  Project Sage
              Comparable "Going Private" Analysis Implied Valuation
                  (Dollars in millions, except per share data)

                 * BASED ON P.J. SOLOMON-PROVIDED TRANSACTIONS*


                                                       Enterprise Value
                                                       as a Multiple of:
                                     ------------------------------------------------------
                                          LTM              LTM               LTM
                                       Revenues (a)       EBITDA (a)       EBIT (a)
                                     --------------------------------------------------

Mean                                          0.44 X            4.6 X              6.9 X
Median                                        0.43              4.3                6.1

-------------------------------------------------------------------------------------------
Sage                                        $60.80            $5.03              $4.34
-------------------------------------------------------------------------------------------

Implied Enterprise Value

Mean                                        $26.52           $22.95             $29.88
Median                                       26.02            21.63              26.50

Less Net Debt (b)                            $2.35            $2.35              $2.35
                                     --------------    -------------    ---------------

Implied Equity Value

Mean                                        $24.17           $20.60             $27.52
Median                                       23.67            19.28              24.15

Implied Per Share Value (c)


Mean                                         $5.30            $4.52              $6.04
Median                                        5.19             4.23               5.30
                                     ------------------------------------------------------

-------------------------------------
(a)  LTM date is December 31, 1999.
(b)  Sage net debt and book value as of December 31, 1999.
(c) Assumes Sage's shares outstanding as of February 10, 2000 (from 10-Q) and adding to it all non-senior management options which are assumed to be exercised (using treasury method).

                       III. LEGG MASON VALUATION ANALYSES

                                  Project Sage
           Summary Comparison Multiples for Selected Companies within the Professional Services Staffing Industry





                                                             LTM               LFY                                Market
                                                            Date              Date            Share Price          Cap.
                                                       ----------------  ----------------  -----------------------------------
                                                                                              (3/7/00)          (millions)










---------------------------------------------------------------------------------------------------------------------------------
Sage                                                          12/31/99           9/30/99             $3.06             $13.96
---------------------------------------------------------------------------------------------------------------------------------

ACSYS, Inc. (AYS)                                              9/30/99          12/31/98             $1.81             $26.29
C.H. Heist Corp. (HST)                                         9/26/99          12/27/98              5.88              16.93
Diversified Corporate Resources, Inc. (HIR)                    9/30/99          12/31/98              2.88               8.02
General Employment Enterprises, Inc. (JOB)                    12/31/99           9/30/99              4.31              21.94
Headway Corporate Resources, Inc. (HDWY)                       9/30/99          12/31/98              3.56              40.37
Joule Inc. (JOL)                                              12/31/99           9/30/99              1.88               6.89


                                                         Market Value
                                                       as a Multiple of:                 Enterprise Value as a Multiple of:
                                                   ---------------------------  ---------------------------------------------------
                                                    LTM            Book            LTM                LTM                LTM
                                                    EPS            Value        Revenues            EBITDA              EBIT
                                                   -----------  --------------  -------------   ----------------   ----------------


                                            Mean      7.5x           1.00x          0.27x               4.5x               6.0x
                                            Median    7.2            0.81           0.25                5.0                6.6
                                            High      8.5            1.62           0.39                5.7                8.1
                                            Low       6.9            0.59           0.20                2.2                2.4




-----------------------------------------------------------------------------------------------------------------------------------
Sage                                                  6.3x           1.67x          0.27x               3.2x               3.8x
-----------------------------------------------------------------------------------------------------------------------------------

ACSYS, Inc. (AYS)                                     7.1x           0.75x          0.39x               5.0x               6.6x
C.H. Heist Corp. (HST)                               53.4            0.59           0.21                5.0               41.1
Diversified Corporate Resources, Inc. (HIR)           8.5            0.59           0.21                3.7                6.2
General Employment Enterprises, Inc. (JOB)            7.2            1.62           0.28                2.2                2.4
Headway Corporate Resources, Inc. (HDWY)              6.9            1.57           0.35                5.3                6.6
Joule Inc. (JOL)                                      7.9            0.88           0.20                5.7                8.1



_____________________
Enterprise  Value  is  equal  to  Market  Value  plus  Total  Debt  less  Cash &
Equivalents.
AYS - EBITDA, EBIT, NI and EPS for nine months ended 9/30/99 exclude one-time expenses of $3.3 MM, net of taxes. AYS - EBITDA, EBIT, NI and EPS for nine months ended 9/30/98 exclude one-time expenses of $1.7 MM and $0.7 MM, net of taxes. AYS - EBITDA, EBIT, NI and EPS for 1998 exclude combination and severance expenses of $2.4 MM, net of taxes. HIR - NI and EPS for nine months ended 9/30/98 exclude loss from joint venture operations and other income of $0.03 MM, net of taxes. HDWY - EBITDA, EBIT, NI and EPS for nine months ended 9/30/99 exclude one-time expenses of $2.3 MM, net of taxes. HDWY - NI and EPS for nine months ended 9/30/99 exclude one-time expenses of $1.5 MM, net of taxes. HDWY-NI and EPS for 1998 exclude $0.9 MM gain on sale of investments, net of taxes.
JOL - EBITDA, EBIT, NI and EPS for 1999 exclude one-time expenses of $0.5 MM, net of taxes.

                                  Project Sage
                      Comparable Company Implied Valuation
                  (Dollars in millions, except per share data)


                                     Market Value                            Enterprise Value
                                   as a Multiple of:                         as a Multiple of:
                               --------------------------       --------------------------------------------
                                   LTM           Book              LTM           LTM            LTM
                               Net Income (a)     Value (b)     Revenues (a)   EBITDA (a)      EBIT (a)
                               -----------------------------------------------------------------------------

Mean                                    7.5 x       1.00 x            0.27 x         4.5 x           6.0 x
Median                                  7.2         0.81              0.25           5.0             6.6

High                                    8.5         1.62              0.39           5.7             8.1
Low                                     6.9         0.59              0.20           2.2             2.4

------------------------------------------------------------------------------------------------------------
Sage                                  $2.33        $8.34            $60.80         $5.03           $4.34
------------------------------------------------------------------------------------------------------------

Implied Enterprise Value

Mean                                 $19.87       $10.69            $16.68        $22.60          $25.94
Median                                19.08         9.13             15.00         25.10           28.49

High                                  22.19        15.90             23.77         28.92           34.99
Low                                   18.40         7.24             12.25         11.06           10.55

Less Net Debt (b)                     $2.35        $2.35             $2.35         $2.35           $2.35
                               -------------   ----------       -----------   -----------   -------------

Implied Equity Value

Mean                                 $17.52        $8.34            $14.33        $20.25          $23.59
Median                                16.73         6.77             12.65         22.75           26.14

High                                  19.84        13.54             21.41         26.57           32.63
Low                                   16.05         4.89              9.89          8.71            8.20

Implied Per Share Value (c)

                               -----------------------------------------------------------------------------
Mean                                  $3.84        $1.83             $3.14         $4.44           $5.17
Median                                 3.67         1.49              2.77          4.99            5.73
                               -----------------------------------------------------------------------------

High                                   4.35         2.97              4.70          5.83            7.16
Low                                    3.52         1.07              2.17          1.91            1.80

-------------------------------
(a)  LTM date is December 31, 1999.
(b)  Sage net debt and book value as of December 31, 1999.
(c) Assumes Sage's shares outstanding as of February 10, 2000 (from 10-Q) and adding to it all non-senior management options which are assumed to be exercised (using treasury method).

                                  Project Sage
                    Going Private Transactions < $100 million
                                (1998 - Current)


                                                                                    Enterprise Value as a Multiple of:
                                                                                    --------------------------------------
    Date                                                                            Enterprise      LTM           LTM       TM
  Effective         Acquiror Name                 Target Name                         Value        Net Sales     EBITDA     EBIT
------------------------------------------- -----------------------------------    -----------  --------------------------  --------
                                                                                       ($ in Millions)

                                                                                      Mean             0.83x          6.6x    10.1x
                                                                                     Median            0.66           7.7     10.4
                                                                                      High             1.98           9.2     21.6
                                                                                      Low              0.20           3.4      3.9

  11/1/99      MANAGEMENT                   PHYSICIANS SPECIALTY CORP.               $98.8             1.39x          8.4x    10.4x
                                              Provides physician practice
                                              management services to
                                              specialists.

  10/28/99     MANAGEMENT                   KENTEK INFORMATION SYSTEMS, INC. (a)      38.2             0.99x          8.7x    12.5x
                                              Supplies printers and related
                                              accessories.

   9/3/99      MANAGEMENT                   WINSTON RESOURCES INC.                    12.5             0.20x          3.6x     3.9x
                                              Provides temporary and
                                              full-time employment staffing.

   8/6/99      CORNERSTONE EQUITY           EQUITRAC CORP.                            74.3             1.33x          7.9x    12.5x
               INVESTORS LLC.                 Designs and manufactures
                                              computer integrated systems.

   4/5/99      SRC HOLDINGS INC.            BACK BAY RESTAURANT GROUP                 38.5             0.40x          5.0x    10.9x
               (MANAGEMENT)                   Ownes and operated full service
                                              restaurants.

  1/12/99      MANAGEMENT                   LION BREWERY, INC.                        18.1             0.66x          4.1x     5.4x
                                              Produces and bottles brewed
                                              beverages
  9/24/98      CITICORP VENTURE             ALLIED DIGITAL TECHNOLOGIES CORP.         66.3             0.40x          3.4x     7.1x
               CAPITAL LTD /                  Duplicates and replicates
               399 Venture Partners, Inc.     multimedia software

  8/31/98      LINSALATA CAPITAL            PERSONNEL MANAGEMENT INC.                 34.7             0.42x          9.2x    12.2x
               PARTNERS FUND II               Provides Temporary and
                                              Long-Term Staffing Services.

  7/29/98      GREEN I ACQUISITION CORP.    GNI GROUP, INC.                           82.4             1.98x          7.7x    21.6x
                                              Provides hazardous waste
                                              handling services.

   2/2/98      INVESTOR GROUP               PLASTI-LINE, INC.                         55.3             0.42x          6.0x     8.0x
                                              Manufactures signs and
                                              related products.

  1/29/98      WEISS, PECK & GREER LLC      ATC GROUP SERVICES INC.                   91.3             0.95x          8.7x     7.0x
                                              Provides various services for
                                              environmental projects.


------------------------
(A)  KENTEK EBIT AND EBITDA EXCLUDE ONE-TIME RESTRUCTURING CHARGES OF
     $1.1 MILLION.

                                   Project Sage
               Comparable "Going Private" Analysis Implied Valuation
                   (Dollars in millions, except per share data)

                                       Market Value Plus Net Debt
                                            as a Multiple of:
                               --------------------------------------------
                                  LTM           LTM            LTM
                               Revenues (a)   EBITDA (a)      EBIT (a)
                               --------------------------------------------

Mean                                 0.83 X         6.6 X          10.1 X
Median                               0.66           7.7            10.4

High                                 1.98           9.2            21.6
Low                                  0.20           3.4             3.9

---------------------------------------------------------------------------
Sage                               $60.80         $5.03           $4.34
---------------------------------------------------------------------------

Implied Enterprise Value

Mean                               $50.57        $33.24          $44.04
Median                              40.11         38.86           45.13

High                               120.20         46.35           93.70
Low                                 12.37         16.85           16.76

Less Net Debt (b)                   $2.35         $2.35           $2.35
                               -----------   -----------   -------------

Implied Equity Value

Mean                               $48.22        $30.89          $41.68
Median                              37.76         36.50           42.78

High                               117.84         44.00           91.35
Low                                 10.02         14.50           14.41

Implied Per Share Value (c)

                               --------------------------------------------
Mean                               $10.57         $6.77           $9.14
Median                               8.28          8.01            9.38
                               --------------------------------------------

High                                25.84          9.65           20.03
Low                                  2.20          3.18            3.16

-------------------------------
(a)  LTM date is December 31, 1999.
(b)  Sage net debt and book value as of December 31, 1999.
(c) Assumes Sage's shares outstanding as of February 10, 2000 (from 10-Q) and adding to it all non-senior management options which are assumed to be exercised (using treasury method).

                                  Project Sage
                            Leveraged Buyout Analysis

                                                     Assumptions

Financing Sources:                            Investment Parameters:

Senior Financing               50% - 55%      Exit Multiple                                                  4.0x - 6.0x

Subordinated Financing         16% - 19%      Total Debt/EBITDA Coverage Ratio                               3.0x - 4.0x

Equity Financing               29% - 31%      Returns:  Equity Holders                                        30% - 40%
                                                             Subordinated Debt Holders                        20% - 25%


                                                        Results

Scenario 1:                                   Scenario 2:                                  Scenario 3:

Transaction Value (Millions)       $18.32     Transaction Value (Millions)      $21.72     Transaction Value (Millions)   $24.15

Price Per Share (a)                 $4.02     Price Per Share (a)                $4.76     Price Per Share (a)             $5.30


(a) Assumes Sage's shares outstanding as of February 10, 2000 and adding to it all non-senior management options which are assumed to be exercised (using the treasury method).

SUMMARY OF TRANSACTION

                                                                            Sage
                                                                 ($ in millions)

--------------------------------------------------------------------------------

Sources and Uses of Funds For Transaction
                                    Interest
     Sources:                         Rate    Millions Sources   Ownership
                                     -------  ---------------------------------
       ASSUMED LONG-TERM DEBT        11.00%    $0.00     0.0%     0.0%
       ASSUMED CAPITALIZED LEASES    11.00%     0.00     0.0%     0.0%
       WORKING CAPITAL REVOLVER       0.00%     0.00     0.0%     0.0%
       SENIOR BANK FINANCING          9.00%    13.00    54.2%     0.0%
       SENIOR DEBENTURES              8.25%     0.00     0.0%     0.0%
       SUBORDINATED DEBT             12.00%     4.00    16.7%    10.0%
       SELLER'S NOTE                  9.00%     0.00     0.0%     0.0%
       EXCESS CASH                    4.00%     0.00     0.0%     0.0%

       NEW PREFERRED STOCK            5.00%     0.00     0.0%     0.0%
       NEW COMMON STOCK                         7.00    29.2%    90.0%
                                              ------- -------- --------


                            Total Sources:    $24.00   100.0%   100.0%
                                              ======= ======== ========


----------------------------------------------------------

USES:                                           Millions Percent
                                               ------------------
    Cash Purchase Price                        $21.72    90.5%
    EXISTING DEBT:
     Refinance Existing Long-Term Debt           1.60     6.7%
     Refinance Existing Deferred Taxes           0.00     0.0%
     Refinance Existing Capitalized Leases       0.00     0.0%
     Working Capital Revolver                    0.00     0.0%
    EXPANSION CAPITAL                            0.00     0.0%
    INCREASE CASH BALANCE TO MIN. REQUIREMENTS   0.00     0.0%
                                               -------  -------
            Total Consideration                 23.32    97.1%
    FINANCING FEES                               0.51     2.1%

    TRANSACTION EXPENSES                         0.17     0.7%
                                               -------  -------
                      TOTAL USES:              $24.00    97.9%

                                               =======  =======

----------------------------------------------------------



Interest Coverages:        Ending Sept. 30               PRO FORMA
-------------------
                                      1999             2000
                                     -------          --------

 EBITDA / Senior Interest               3.8 x             4.0 x
 EBITDA / Total Interest                2.7               2.8
 Cash Flow (a) / Senior Interest        4.7               3.4
 Cash Flow (a) / Total Interest         3.4               2.4
 Senior Debt / EBITDA                   2.9               2.8
 Total Debt / EBITDA                    3.8               3.6
 Total Debt / Capitalization  (b)       0.7               0.7
 Fixed Charge Ratio  (c)                0.8               2.0
 Cash                                 $1.43             $1.43
 Senior Debt                          13.00             13.00
 Total Debt                           17.00             17.00
 Stockholders' Equity                  7.00              7.00
 Senior Interest                       1.17              1.17
 Total Interest                        1.65              1.65

--------------------------------------------------------------------

                                                                          Projected
                                    --------------------------------------------------------------------------------------
Interest Coverages:                  Year 1  Year 2   Year 3   Year 4   Year 5  Year 6   Year 7   Year 8   Year 9  Year 10
-------------------
                                     2001     2002    2003     2004     2005     2006    2007     2008     2009     2010
                                    -------  ------- -------- -------- -------  ------- -------- -------- -------  -------

 EBITDA / Senior Interest            6.0 x    8.2 x   11.5 x   18.9 x  49.0 x      NMF      NMF      NMF     NMF      NMF
 EBITDA / Total Interest               4.1      5.2      6.6      9.0    13.7     30.3      NMF      NMF     NMF      NMF
 Cash Flow (a) / Senior Interest       4.0      5.9      8.2     13.6    35.1      NMF      NMF      NMF     NMF      NMF
 Cash Flow (a) / Total Interest        2.7      3.7      4.8      6.5     9.8     21.7      NMF      NMF     NMF      NMF
 Senior Debt / EBITDA                  1.6      1.2      0.8      0.4     0.1      NMF      NMF      NMF     NMF      NMF
 Total Debt / EBITDA                   2.3      1.8      1.3      0.9     0.5      0.1      NMF      NMF     NMF      NMF
 Total Debt / Capitalization  (b)      0.6      0.5      0.4      0.3     0.2      0.0      0.0      0.0     0.0      0.0
 Fixed Charge Ratio  (c)               1.7      1.7      1.7      1.8     1.8      1.9      1.9      1.9     1.9      1.9
 Cash                                $0.00    $0.00    $0.00    $0.00   $0.00    $0.00    $2.91    $7.45  $12.51   $18.15
 Senior Debt                         10.27     8.39     6.17     3.58    0.56     0.00     0.00     0.00    0.00     0.00
 Total Debt                          14.27    12.39    10.17     7.58    4.56     1.10     0.00     0.00    0.00     0.00
 Stockholders' Equity                 8.68    10.76    13.25    16.21   19.69    23.84    28.63    34.05   40.15    46.97
 Senior Interest                      1.05     0.84     0.66     0.44    0.19     0.03     0.00     0.00    0.00     0.00
 Total Interest                       1.53     1.32     1.14     0.92    0.67     0.33     0.07     0.00    0.00     0.00

----------------------------------------------------------------------------------------------------------------------------


Summary Acquisition Multiples:                       Summary Five Year IRR Analysis:
------------------------------                       -------------------------------
 based on Total     EBITA       EBITDA                                      EBITA Multiple
 Consideration     -------------------------                            -------------------------
                                                                         4.0x     5.0x    6.0x
                                                                        -------  ------- --------
 1998 Historical      14.4x    10.9x                  Equity Investors   27.2%    33.9%    39.5%
 1999 Historical       6.2      5.3                   Subordinated Debt  20.6%    22.7%    24.6%

 2000 Pro Forma        5.9      5.0
 2001 Projected        4.5      3.7

----------------------------------------------------------------------------------------------------


  Debt Retired:
  -------------
                            5 Years  7 Years  10 Years
                            ---------------------------


                                              <C
  Senior Bank Financing       95.7%  100.0%   100.0%
  Subordinated Debt            0.0%  100.0%   100.0%
                            -------- -------  -------

         Total Debt           73.2%  100.0%   100.0%

-------------------------------------------------------


Operating Data Summary:   Historical           Pro Forma    Year 1  Year 2   Year 3

($ in millions)     1997     1998     1999       2000       2001     2002    2003
                   -------- -------- -------    --------   -------  ------- --------

 Revenues           $29.00   $44.64  $56.33      $62.98    $69.28   $76.21   $83.83
 % Growth Rate         N/A    53.9%   26.2%       11.8%     10.0%    10.0%    10.0%
 EBITDA               2.03     2.14    4.42        4.69      6.24     6.86     7.54
 % Revenues           7.0%     4.8%    7.8%        7.4%      9.0%     9.0%     9.0%
 EBITA                1.69     1.62    3.76        3.92      5.20     5.72     6.29
 % Revenues           5.8%     3.6%    6.7%        6.2%      7.5%     7.5%     7.5%
 Capital Expenditures 0.79     1.09    0.69        0.70      1.39     1.52     1.68
 Depreciation         0.34     0.52    0.66        0.77      1.04     1.14     1.26
 Cash from Working     - -    (1.68)   1.81        0.00     (0.66)   (0.42)   (0.46)
 Capital
 Cash Flow  (a)        - -    (0.63)   5.53        3.99      4.19     4.91     5.40
 Cash For Debt
 Repayment             - -      - -     - -         - -      2.73     1.88     2.22


Operating Data
Summary:            Year 4   Year 5  Year 6   Year 7   Year 8   Year 9  Year 10

($ in millions)      2004     2005     2006    2007     2008     2009     2010
                   --------- -------  ------- -------- -------- -------  -------

 Revenues            $92.21  $101.43  $111.57 $122.73  $135.00  $148.50  $163.35
 % Growth Rate        10.0%   10.0%    10.0%    10.0%    10.0%   10.0%    10.0%
 EBITDA                8.30    9.13    10.04    11.05    12.15   13.37    14.70
 % Revenues            9.0%    9.0%     9.0%     9.0%     9.0%    9.0%     9.0%
 EBITA                 6.92    7.61     8.37     9.20    10.13   11.14    12.25
 % Revenues            7.5%    7.5%     7.5%     7.5%     7.5%    7.5%     7.5%
 Capital Expenditures  1.84    2.03     2.23     2.45     2.70    2.97     3.27
 Depreciation          1.38    1.52     1.67     1.84     2.03    2.23     2.45
 Cash from Working    (0.51)  (0.56)   (0.62)   (0.68)   (0.75)  (0.82)   (0.90)
 Capital
 Cash Flow  (a)        5.95    6.54     7.19     7.91     8.70    9.57    10.53
 Cash For Debt
 Repayment             2.59    3.02     3.47     4.00     7.45   12.51    18.15

--------------------
(a)  Cash Flow is defined as EBITDA -  CAPEX + Change in Non-Cash W/C.
(b)  Capitalization is defined as Total Debt + Shareholders' Equity.
(c) Fixed Charge Ratio is defined as EBITDA divided by (Interest Expense + Scheduled Amortization + CAPEX + Cash Taxes + Change in Non-Cash W/C + Rent Expense + Dividends).

PRO FORMA BALANCE SHEET

                                                                                                          Sage
                                                                                                 ($in millions)
--------------------------------------------------------------------------------------------------------------

                                  Pre-Transaction            Transaction Adjustments                 Pro Forma
                                                           --------------------------
                                    9/30/99                   Write-Up        Financing                9/30/99
                                   ----------              ---------------------------------------- ----------
  Assets
    Cash                               $1.43                   $0.00           $0.00                    $1.43
    Accounts Receivable, Net           11.42                    0.00            0.00                    11.42
    Inventories                         0.00                    0.00            0.00                     0.00
    Other Current Assets                0.39                    0.00            0.00                     0.39
                                   ----------              ----------      ----------               ----------
      Current Assets                   13.24                    0.00            0.00                    13.24

    Net Property, Plant & Equipment     2.26                    0.00            0.00                     2.26
    Other Long-Term Assets              1.41                    0.00            0.00                     1.41
    Intangible Assets                   1.44                    0.00            0.00                     1.44
    Financing Fees                      0.00                    0.00            0.51                     0.51
    Goodwill                            0.00                   14.04 (A)        0.00                    14.04
                                   ----------              ----------      ----------               ----------
      Total Assets                    $18.35                  $14.04           $0.51                   $32.89
                                   ==========              ==========      ==========               ==========

  Liabilities & Equity
    Accounts Payable                   $1.28                   $0.00           $0.00                    $1.28
    Accrued Expenses                    4.61                    0.00            0.00                     4.61
    Other Current Liabilities           2.37                    0.00            0.00                     2.37
                                   ----------              ----------      ----------               ----------
      Current Liabilities               8.26                    0.00            0.00                     8.26

    Other Liabilities                   0.64                    0.00            0.00                     0.64
    Deferred Income Taxes               0.00                    0.00            0.00                     0.00

    Assumed Long-Term Debt              1.60                    0.00           (1.60)                    0.00
    Assumed Capitalized Leases          0.00                    0.00            0.00                     0.00
    Working Capital Revolver            0.00                    0.00            0.00                     0.00
    Senior Bank Financing               0.00                    0.00           13.00                    13.00
    Senior Debentures                   0.00                    0.00            0.00                     0.00
    Subordinated Debt                   0.00                    0.00            4.00                     4.00
    Seller's Note                       0.00                    0.00            0.00                     0.00
                                   ----------              ----------      ----------               ----------
      Total Debt                        1.60                    0.00           15.40                    17.00

    Minority Interest                   0.00                    0.00            0.00                     0.00
                                   ----------              ----------      ----------               ----------
      Total Liabilities                10.49                    0.00           15.40                    25.89

    Stockholders' Equity:
      Preferred Stock                   0.00                    0.00            0.00                     0.00
      Common Stock                      0.01                    0.00           (0.01)                    0.00
      New Preferred Stock               0.00                    0.00            0.00                     0.00
      New Common Stock                  0.00                    0.00            7.00                     7.00
      Retained Earnings                 7.85                    0.00           (7.85)                    0.00
                                   ----------              ----------      ----------               ----------
        Total Stockholders' Equity      7.85                    0.00           (0.85)                    7.00

        Total Liabilities & Equity    $18.35                   $0.00          $14.55                   $32.89
                                   ==========              ==========      ==========               ==========

         Check                          0.00                   14.04          (14.04)                    0.00

         -----------------------------------------------------------------------------------------------------

         (A) GOODWILL OF $14.04 IS CALCULATED AS EQUITY PURCHASE PRICE OF $21.72 PLUS TRANSACTION EXPENSES OF $0.17 LESS NET BOOK VALUE (AFTER ANY WRITE-UPS OR ADJUSTMENTS) OF ASSETS ACQUIRED OF $7.85.

PRO FORMA BALANCE SHEETS

                                                                                                                               Sage
                                                                                                                      ($in millions)
------------------------------------------------------------------------------------------------------------------------------------


                                      Pro Forma     Year 1       Year 2        Year 3       Year 4        Year 5        Year 6
Ending Sept. 30                       Opening        2001         2002          2003         2004          2005          2006
                                    ------------  -----------  ------------  ------------ ------------  ------------  -----------
Assets
Cash                                      $1.43        $0.00         $0.00         $0.00        $0.00         $0.00        $0.00
Accounts Receivable, Net                  11.42        12.56         13.81         15.19        16.71         18.39        20.22
Inventories                                0.00         0.00          0.00          0.00         0.00          0.00         0.00
Other Current Assets                       0.39         0.43          0.47          0.52         0.57          0.63         0.69
                                    ------------  -----------  ------------  ------------ ------------  ------------  -----------
  Current Assets                          13.24        12.99         14.29         15.72        17.29         19.02        20.92

Net Property, Plant & Equipment            2.26         2.61          2.99          3.41         3.87          4.38         4.94
Other Long-Term Assets                     1.41         1.41          1.41          1.41         1.41          1.41         1.41
Intangible Assets                          1.44         1.44          1.44          1.44         1.44          1.44         1.44
Financing Fees                             0.51         0.41          0.31          0.20         0.10          0.00         0.00
Goodwill                                  14.04        13.47         12.91         12.35        11.79         11.23        10.67
                                    ------------  -----------  ------------  ------------ ------------  ------------  -----------
  Total Assets                           $32.89       $32.33        $33.35        $34.53       $35.90        $37.47       $39.37
                                    ============  ===========  ============  ============ ============  ============  ===========

Liabilities & Equity
Accounts Payable                          $1.28        $1.36         $1.49         $1.64        $1.81         $1.99        $2.18
Accrued Expenses                           4.61         4.90          5.39          5.93         6.52          7.17         7.89
Other Current Liabilities                  2.37         2.52          2.78          3.05         3.36          3.69         4.06
                                    ------------  -----------  ------------  ------------ ------------  ------------  -----------
  Current Liabilities                      8.26         8.78          9.65         10.62        11.68         12.85        14.14

Other Liabilities                          0.64         0.64          0.64          0.64         0.64          0.64         0.64
Deferred Income Taxes                      0.00        (0.04)        (0.09)        (0.15)       (0.20)        (0.27)       (0.34)

Assumed Long-Term Debt                     0.00         0.00          0.00          0.00         0.00          0.00         0.00
Assumed Capitalized Leases                 0.00         0.00          0.00          0.00         0.00          0.00         0.00
Working Capital Revolver                   0.00         0.00          0.00          0.00         0.00          0.00         0.00
Senior Bank Financing                     13.00        10.27          8.39          6.17         3.58          0.56         0.00
Senior Debentures                          0.00         0.00          0.00          0.00         0.00          0.00         0.00
Subordinated Debt                          4.00         4.00          4.00          4.00         4.00          4.00         1.10
Seller's Note                              0.00         0.00          0.00          0.00         0.00          0.00         0.00
                                    ------------  -----------  ------------  ------------ ------------  ------------  -----------
  Total Debt                              17.00        14.27         12.39         10.17         7.58          4.56         1.10

Minority Interest                          0.00         0.00          0.00          0.00         0.00          0.00         0.00

                                    ------------  -----------  ------------  ------------ ------------  ------------  -----------
  Total Liabilities                       25.89        23.64         22.59         21.28        19.69         17.78        15.53

Stockholders' Equity:
  Preferred Stock                          0.00         0.00          0.00          0.00         0.00          0.00         0.00
  Common Stock                             7.00         7.00          7.00          7.00         7.00          7.00         7.00
  Retained Earnings                        0.00         1.68          3.76          6.25         9.21         12.69        16.84
                                    ------------  -----------  ------------  ------------ ------------  ------------  -----------
  Total Stockholders' Equity               7.00         8.68         10.76         13.25        16.21         19.69        23.84

  Total Liabilities & Equity             $32.89       $32.33        $33.35        $34.53       $35.90        $37.47       $39.37
                                    ============  ===========  ============  ============ ============  ============  ===========

    Check                                  0.00         0.00          0.00          0.00         0.00          0.00         0.00


-----------------------------------------------------------------------------------------


                                     Year 7        Year 8       Year 9        Year 10
Ending Seot. 30                       2007          2008         2009          2010
                                    -----------  -----------  ------------  ------------
Assets
Cash                                     $2.91        $7.45        $12.51        $18.15
Accounts Receivable, Net                 22.25        24.47         26.92         29.61
Inventories                               0.00         0.00          0.00          0.00
Other Current Assets                      0.76         0.84          0.92          1.01
                                    -----------  -----------  ------------  ------------
  Current Assets                         25.91        32.75         40.35         48.77

Net Property, Plant & Equipment           5.55         6.22          6.97          7.78
Other Long-Term Assets                    1.41         1.41          1.41          1.41
Intangible Assets                         1.44         1.44          1.44          1.44
Financing Fees                            0.00         0.00          0.00          0.00
Goodwill                                 10.11         9.54          8.98          8.42
                                    -----------  -----------  ------------  ------------
  Total Assets                          $44.42       $51.37        $59.15        $67.83
                                    ===========  ===========  ============  ============

Liabilities & Equity
Accounts Payable                         $2.40        $2.64         $2.91         $3.20
Accrued Expenses                          8.68         9.54         10.50         11.55
Other Current Liabilities                 4.47         4.92          5.41          5.95
                                    -----------  -----------  ------------  ------------
  Current Liabilities                    15.55        17.10         18.81         20.70

Other Liabilities                         0.64         0.64          0.64          0.64
Deferred Income Taxes                    (0.40)       (0.43)        (0.45)        (0.48)

Assumed Long-Term Debt                    0.00         0.00          0.00          0.00
Assumed Capitalized Leases                0.00         0.00          0.00          0.00
Working Capital Revolver                  0.00         0.00          0.00          0.00
Senior Bank Financing                     0.00         0.00          0.00          0.00
Senior Debentures                         0.00         0.00          0.00          0.00
Subordinated Debt                         0.00         0.00          0.00          0.00
Seller's Note                             0.00         0.00          0.00          0.00
                                    -----------  -----------  ------------  ------------
  Total Debt                              0.00         0.00          0.00          0.00

Minority Interest                         0.00         0.00          0.00          0.00

                                    -----------  -----------  ------------  ------------
  Total Liabilities                      15.79        17.32         19.00         20.85

Stockholders' Equity:
  Preferred Stock                         0.00         0.00          0.00          0.00
  Common Stock                            7.00         7.00          7.00          7.00
  Retained Earnings                      21.63        27.05         33.15         39.97
                                    -----------  -----------  ------------  ------------
  Total Stockholders' Equity             28.63        34.05         40.15         46.97

  Total Liabilities & Equity            $44.42       $51.37        $59.15        $67.83
                                    ===========  ===========  ============  ============

    Check                                 0.00         0.00          0.00          0.00

PRO FORMA INCOME STATEMENTS

                                                                                                                               Sage
                                                                                                                      ($in millions)
------------------------------------------------------------------------------------------------------------------------------------

                                                                  PRO FORMA     Year 1      Year 2     Year 3    Year 4     Year 5
   Ending Sept. 30                          1998       1999       2000           2001        2002       2003      2004       2005
                                          ---------- ---------- ---------      ---------   ---------  --------- ---------- ---------

   REVENUES                                  $44.64     $56.33    $62.98         $69.28      $76.21     $83.83     $92.21   $101.43
     % Growth Rate                            53.9%      26.2%     11.8%          10.0%       10.0%      10.0%      10.0%     10.0%

   COST OF SALES (EXCL. DEPRECIATION)         35.02      23.67     28.02          29.79       32.77      36.05      39.65     43.61
                                          ---------- ---------- ---------      ---------   ---------  --------- ---------- ---------

   GROSS PROFIT                                9.62      32.66     34.96          39.49       43.44      47.78      52.56     57.82
     % of Revenues                            21.6%      58.0%     55.5%          57.0%       57.0%      57.0%      57.0%     57.0%

   OPERATING EXPENSES (EXCL. DEPR. AND AMORT.)
     Selling & Marketing                       0.00      20.47     21.81          24.25       26.67      29.34      32.27     35.50
       % of Revenues                           0.0%      36.3%     34.6%          35.0%       35.0%      35.0%      35.0%     35.0%
     General & Administrative                  7.49       7.77      8.46           9.01        9.91      10.90      11.99     13.19
       % of Revenues                          16.8%      13.8%     13.4%          13.0%       13.0%      13.0%      13.0%     13.0%
     Other Operating Expenses                  0.00       0.00      0.00           0.00        0.00       0.00       0.00      0.00
       % of Revenues                           0.0%       0.0%      0.0%           0.0%        0.0%       0.0%       0.0%      0.0%
                                          ---------- ---------- ---------      ---------   ---------  --------- ---------- ---------
       Total Operating Expenses                7.49      28.24     30.27          33.25       36.58      40.24      44.26     48.69
       % of Revenues                          16.8%      50.1%     48.1%          48.0%       48.0%      48.0%      48.0%     48.0%

   EBITDA                                      2.14       4.42      4.69           6.24        6.86       7.54       8.30      9.13
     % of Revenues                             4.8%       7.8%      7.4%           9.0%        9.0%       9.0%       9.0%      9.0%

     Depreciation                              0.52       0.66      0.77           1.04        1.14       1.26       1.38      1.52
       % of Revenues                           1.2%       1.2%      1.2%           1.5%        1.5%       1.5%       1.5%      1.5%
                                          ---------- ---------- ---------      ---------   ---------  --------- ---------- ---------

   EBITA                                       1.62       3.76      3.92           5.20        5.72       6.29       6.92      7.61
     % of Revenues                             3.6%       6.7%      6.2%           7.5%        7.5%       7.5%       7.5%      7.5%

     AMORTIZATION OF GOODWILL                                       0.56           0.56        0.56       0.56       0.56      0.56
     AMORTIZATION OF FINANCING FEES                                 0.10           0.10        0.10       0.10       0.10      0.10
                                                                ---------      ---------   ---------  --------- ---------- ---------

   EBIT                                                             3.26           4.53        5.05       5.62       6.25      6.94
     % of Revenues                                                  5.2%           6.5%        6.6%       6.7%       6.8%      6.8%

   INTEREST INCOME                                                 (0.03)         (0.03)       0.00       0.00       0.00      0.00
   COMMITMENT FEE ON UNUSED REVOLVER                                0.00           0.00        0.00       0.00       0.00      0.00
   OTHER EXPENSE (INCOME)                                           0.00           0.00        0.00       0.00       0.00      0.00
   INTEREST EXPENSE                                                 1.53           1.53        1.32       1.14       0.92      0.67
                                                                ---------      ---------   ---------  --------- ---------- ---------

   INCOME BEFORE TAXES                                              1.76           3.03        3.73       4.49       5.33      6.28

   INCOME TAXES:
     Currently Payable                                              0.83           1.39        1.71       2.05       2.43      2.86
     Deferred                                                      (0.04)         (0.04)      (0.05)     (0.05)     (0.06)    (0.06)
                                                                ---------      ---------   ---------  --------- ---------- ---------
       Provision for Income Taxes                                   0.78           1.35        1.66       2.00       2.37      2.79
       As a % of Income Before Taxes                               44.5%          44.5%       44.5%      44.5%      44.5%     44.5%
                                                                ---------      ---------   ---------  --------- ---------- ---------

   NET INCOME FROM CONTINUING OPERATIONS                            0.97           1.68        2.07       2.49       2.96      3.48

   MINORITY INTEREST                                                0.00           0.00        0.00       0.00       0.00      0.00
   PREFERRED DIVIDENDS                                              0.00           0.00        0.00       0.00       0.00      0.00
                                                                ---------      ---------   ---------  --------- ---------- ---------

   NET INCOME AVAILABLE TO COMMON                                  $0.97          $1.68       $2.07      $2.49      $2.96     $3.48
                                                                =========      =========   =========  ========= ========== =========

   SHARES OUTSTANDING                                               4.56           4.56        4.56       4.56       4.56      4.56

   EARNINGS PER COMMON SHARE                                       $0.21          $0.37       $0.45      $0.55      $0.65     $0.76
                                                                =========      =========   =========  ========= ========== =========


------------------------------------------------------------------------------------------------

                                            Year 6     Year 7     Year 8     Year 9    Year 10
   Ending Sept. 30                           2006       2007       2008       2009       2010
                                           ---------  ---------  ---------  ---------  ---------

   REVENUES                                 $111.57    $122.73    $135.00    $148.50    $163.35
     % Growth Rate                            10.0%      10.0%      10.0%      10.0%      10.0%

   COST OF SALES (EXCL. DEPRECIATION)         47.98      52.77      58.05      63.86      70.24
                                           ---------  ---------  ---------  ---------  ---------

   GROSS PROFIT                               63.60      69.96      76.95      84.65      93.11
     % of Revenues                            57.0%      57.0%      57.0%      57.0%      57.0%

   OPERATING EXPENSES (EXCL. DEPR. AND AM
     Selling & Marketing                      39.05      42.96      47.25      51.98      57.17
       % of Revenues                          35.0%      35.0%      35.0%      35.0%      35.0%
     General & Administrative                 14.50      15.95      17.55      19.31      21.24
       % of Revenues                          13.0%      13.0%      13.0%      13.0%      13.0%
     Other Operating Expenses                  0.00       0.00       0.00       0.00       0.00
       % of Revenues                           0.0%       0.0%       0.0%       0.0%       0.0%
                                           ---------  ---------  ---------  ---------  ---------
       Total Operating Expenses               53.55      58.91      64.80      71.28      78.41
       % of Revenues                          48.0%      48.0%      48.0%      48.0%      48.0%

   EBITDA                                     10.04      11.05      12.15      13.37      14.70
     % of Revenues                             9.0%       9.0%       9.0%       9.0%       9.0%

     Depreciation                              1.67       1.84       2.03       2.23       2.45
       % of Revenues                           1.5%       1.5%       1.5%       1.5%       1.5%
                                           ---------  ---------  ---------  ---------  ---------

   EBITA                                       8.37       9.20      10.13      11.14      12.25
     % of Revenues                             7.5%       7.5%       7.5%       7.5%       7.5%

     AMORTIZATION OF GOODWILL                  0.56       0.56       0.56       0.56       0.56
     AMORTIZATION OF FINANCING FEES            0.00       0.00       0.00       0.00       0.00
                                           ---------  ---------  ---------  ---------  ---------

   EBIT                                        7.81       8.64       9.56      10.58      11.69
     % of Revenues                             7.0%       7.0%       7.1%       7.1%       7.2%

   INTEREST INCOME                             0.00      (0.06)     (0.21)     (0.40)     (0.61)
   COMMITMENT FEE ON UNUSED REVOLVER           0.00       0.00       0.00       0.00       0.00
   OTHER EXPENSE (INCOME)                      0.00       0.00       0.00       0.00       0.00
   INTEREST EXPENSE                            0.33       0.07       0.00       0.00       0.00
                                           ---------  ---------  ---------  ---------  ---------

   INCOME BEFORE TAXES                         7.48       8.64       9.77      10.98      12.30

   INCOME TAXES:
     Currently Payable                         3.40       3.90       4.37       4.91       5.50
     Deferred                                 (0.07)     (0.06)     (0.02)     (0.03)     (0.03)
                                           ---------  ---------  ---------  ---------  ---------
       Provision for Income Taxes              3.33       3.84       4.35       4.88       5.47
       As a % of Income Before Taxes          44.5%      44.5%      44.5%      44.5%      44.5%
                                           ---------  ---------  ---------  ---------  ---------

   NET INCOME FROM CONTINUING OPERATIONS       4.15       4.79       5.42       6.09       6.83

   MINORITY INTEREST                           0.00       0.00       0.00       0.00       0.00
   PREFERRED DIVIDENDS                         0.00       0.00       0.00       0.00       0.00
                                           ---------  ---------  ---------  ---------  ---------

   NET INCOME AVAILABLE TO COMMON             $4.15      $4.79      $5.42      $6.09      $6.83
                                           =========  =========  =========  =========  =========

   SHARES OUTSTANDING                          4.56       4.56       4.56       4.56       4.56

   EARNINGS PER COMMON SHARE                  $0.91      $1.05      $1.19      $1.34      $1.50
                                           =========  =========  =========  =========  =========

HISTORICAL & PROJECTED INCOME STATEMENT INFORMATION

                                                                                                                          Sage
                                                                                                                 ($in millions)
------------------------------------------------------------------------------------------------------------------------------
                                                                                                Projected
                                                                                  --------------------------------------------
                                             Historical               Pro Forma    Year 1     Year 2     Year 3     Year 4
                                   --------------------------------
    Ending Sept. 30                  1997       1998       1999        2000         2001       2002       2003       2004
                                   ---------- ---------- ----------  ----------   ---------- ---------- ---------- ----------

    Revenues                          $29.00     $44.64     $56.33      $62.98       $69.28     $76.21     $83.83     $92.21
      % Growth Rate                      N/A      53.9%      26.2%       11.8%        10.0%      10.0%      10.0%      10.0%

    Cost of Sales (excl. depreciation) 22.41      35.02      23.67       28.02        29.79      32.77      36.05      39.65
      % of Revenues                    77.3%      78.4%      42.0%       44.5%        43.0%      43.0%      43.0%      43.0%
                                   ---------- ---------- ----------  ----------   ---------- ---------- ---------- ----------

    Gross Profit                        6.58       9.62      32.66       34.96        39.49      43.44      47.78      52.56
      % of Revenues                    22.7%      21.6%      58.0%       55.5%        57.0%      57.0%      57.0%      57.0%

    Operating Expenses (excl. depr. and amort.)
      Selling & Marketing               0.00       0.00      20.47       21.81        24.25      26.67      29.34      32.27
        % of Revenues                   0.0%       0.0%      36.3%       34.6%        35.0%      35.0%      35.0%      35.0%
      General & Administrative          4.56       7.49       7.77        8.46         9.01       9.91      10.90      11.99
        % of Revenues                  15.7%      16.8%      13.8%       13.4%        13.0%      13.0%      13.0%      13.0%
                                   ---------- ---------- ----------  ----------   ---------- ---------- ---------- ----------
        Total                           4.56       7.49      28.24       30.27        33.25      36.58      40.24      44.26
        % of Revenues                  15.7%      16.8%      50.1%       48.1%        48.0%      48.0%      48.0%      48.0%
                                   ---------- ---------- ----------  ----------   ---------- ---------- ---------- ----------

    EBITDA                              2.03       2.14       4.42        4.69         6.24       6.86       7.54       8.30
      % of Revenues                     7.0%       4.8%       7.8%        7.4%         9.0%       9.0%       9.0%       9.0%

      Depreciation                      0.34       0.52       0.66        0.77         1.04       1.14       1.26       1.38
      % of Revenues                     1.2%       1.2%       1.2%        1.2%         1.5%       1.5%       1.5%       1.5%
                                   ---------- ---------- ----------  ----------   ---------- ---------- ---------- ----------

    EBIT                                1.69       1.62       3.76        3.92         5.20       5.72       6.29       6.92
      % of Revenues                     5.8%       3.6%       6.7%        6.2%         7.5%       7.5%       7.5%       7.5%

    Other Data:

    Capital Expenditures                0.79       1.09       0.69        0.70         1.39       1.52       1.68       1.84
      % of Revenues                     2.7%       2.4%       1.2%        1.1%         2.0%       2.0%       2.0%       2.0%


                                                         Projected
                                                  --------------------------------------------------------------------
                                                     Year 5     Year 6     Year 7     Year 8      Year 9     Year 10

    Ending Sept. 30                                   2005       2006       2007       2008        2009       2010
                                                   ----------- ---------- ---------- ---------- ----------- ----------

    Revenues                                          $101.43    $111.57    $122.73    $135.00     $148.50    $163.35
      % Growth Rate                                     10.0%      10.0%      10.0%      10.0%       10.0%      10.0%

    Cost of Sales (excl. depreciation)                  43.61      47.98      52.77      58.05       63.86      70.24
      % of Revenues                                     43.0%      43.0%      43.0%      43.0%       43.0%      43.0%
                                                   ----------- ---------- ---------- ---------- ----------- ----------

    Gross Profit                                        57.82      63.60      69.96      76.95       84.65      93.11
      % of Revenues                                     57.0%      57.0%      57.0%      57.0%       57.0%      57.0%

    Operating Expenses (excl. depr. and amort.)
      Selling & Marketing                               35.50      39.05      42.96      47.25       51.98      57.17
        % of Revenues                                   35.0%      35.0%      35.0%      35.0%       35.0%      35.0%
      General & Administrative                          13.19      14.50      15.95      17.55       19.31      21.24
        % of Revenues                                   13.0%      13.0%      13.0%      13.0%       13.0%      13.0%
                                                   ----------- ---------- ---------- ---------- ----------- ----------
        Total                                           48.69      53.55      58.91      64.80       71.28      78.41
        % of Revenues                                   48.0%      48.0%      48.0%      48.0%       48.0%      48.0%
                                                   ----------- ---------- ---------- ---------- ----------- ----------

    EBITDA                                               9.13      10.04      11.05      12.15       13.37      14.70
      % of Revenues                                      9.0%       9.0%       9.0%       9.0%        9.0%       9.0%

      Depreciation                                       1.52       1.67       1.84       2.03        2.23       2.45
      % of Revenues                                      1.5%       1.5%       1.5%       1.5%        1.5%       1.5%
                                                  ------------ ---------- ---------- ---------- ----------- ----------

    EBIT                                                 7.61       8.37       9.20      10.13       11.14      12.25
      % of Revenues                                      7.5%       7.5%       7.5%       7.5%        7.5%       7.5%

    Other Data:

    Capital Expenditures                                 2.03       2.23       2.45       2.70        2.97       3.27
      % of Revenues                                      2.0%       2.0%       2.0%       2.0%        2.0%       2.0%

PRO FORMA CASH FLOW STATEMENTS

                                                                                                                              Sage
                                                                                                                    ($ in millions)
----------------------------------------------------------------------------------------------------------------------------------

                                                Year 1        Year 2        Year 3        Year 4        Year 5        Year 6
   Ending Sept. 30                               2001          2002          2003          2004          2005          2006
                                              -----------   -----------   -----------   -----------   -----------   -----------

   NET INCOME AVAILABLE TO COMMON                  $1.68         $2.07         $2.49         $2.96         $3.48         $4.15

     DEPRECIATION                                   1.04          1.14          1.26          1.38          1.52          1.67
     AMORTIZATION OF GOODWILL                       0.56          0.56          0.56          0.56          0.56          0.56
     Amortization of Financing Fees                 0.10          0.10          0.10          0.10          0.10          0.00
     DEFERRED TAXES                                (0.04)        (0.05)        (0.05)        (0.06)        (0.06)        (0.07)
     MINORITY INTEREST                              0.00          0.00          0.00          0.00          0.00          0.00
     Other Long-Term Assets                         0.00          0.00          0.00          0.00          0.00          0.00
     ACCRUAL OF SUBORDINATED DEBT INTEREST          0.00          0.00          0.00          0.00          0.00          0.00
     ACCRUAL OF SELLER'S NOTE INTEREST              0.00          0.00          0.00          0.00          0.00          0.00
     ACCRUAL OF PREFERRED DIVIDEND                  0.00          0.00          0.00          0.00          0.00          0.00
                                              -----------   -----------   -----------   -----------   -----------   -----------

   FUNDS FROM OPERATIONS                            3.34          3.83          4.36          4.95          5.60          6.31

   WORKING CAPITAL:
     (Inc) / Dec Accounts Receivable, Net          (1.14)        (1.26)        (1.38)        (1.52)        (1.67)        (1.84)
     (Inc) / Dec Inventories                        0.00          0.00          0.00          0.00          0.00          0.00
     (Inc) / Dec Other Current Assets              (0.04)        (0.04)        (0.05)        (0.05)        (0.06)        (0.06)
     Inc / (Dec) Accounts Payable                   0.08          0.14          0.15          0.16          0.18          0.20
     Inc / (Dec) Accrued Expenses                   0.29          0.49          0.54          0.59          0.65          0.72
     Inc / (Dec) Other Current Liabilities          0.15          0.25          0.28          0.31          0.34          0.37
                                              -----------   -----------   -----------   -----------   -----------   -----------
       Cash provided by (used in) Working Capital  (0.66)        (0.42)        (0.46)        (0.51)        (0.56)        (0.62)

   CASH FLOW FROM OPERATIONS                        2.68          3.41          3.90          4.44          5.04          5.70

   CAPITAL EXPENDITURES                            (1.39)        (1.52)        (1.68)        (1.84)        (2.03)        (2.23)

   CASH FLOW BEFORE DEBT SERVICE                    1.30          1.88          2.22          2.59          3.02          3.47
                                              -----------   -----------   -----------   -----------   -----------   -----------

   Inc / (Dec) in Assumed Long-Term Debt            0.00          0.00          0.00          0.00          0.00          0.00
   Inc / (Dec) in Assumed Capitalized Leases        0.00          0.00          0.00          0.00          0.00          0.00
   Inc / (Dec) in Working Capital Revolver          0.00          0.00          0.00          0.00          0.00          0.00
   Inc / (Dec) in Senior Bank Financing            (2.73)        (1.88)        (2.22)        (2.59)        (3.02)        (0.56)
   Inc / (Dec) in Senior Debentures                 0.00          0.00          0.00          0.00          0.00          0.00
   Inc / (Dec) in Subordinated Debt                 0.00          0.00          0.00          0.00          0.00         (2.90)
   Inc / (Dec) in Seller's Note                     0.00          0.00          0.00          0.00          0.00          0.00
                                              -----------   -----------   -----------   -----------   -----------   -----------
     Inc / (Dec) in Total Debt                     (2.73)        (1.88)        (2.22)        (2.59)        (3.02)        (3.47)

   NET CHANGE IN CASH                              (1.43)         0.00          0.00          0.00          0.00          0.00

   BEGINNING CASH BALANCE                          $1.43         $0.00         $0.00         $0.00         $0.00         $0.00
                                              -----------   -----------   -----------   -----------   -----------   -----------

   ENDING CASH BALANCE                             $0.00         $0.00         $0.00         $0.00         $0.00         $0.00
                                              ===========   ===========   ===========   ===========   ===========   ===========


-----------------------------------------------------------------------------------------------



                                                    Year 7        Year 8        Year 9        Year 10
   Ending Sept. 30                                   2007          2008          2009          2010
                                                    ---------   ------------  ------------  ------------

   NET INCOME AVAILABLE TO COMMON                      $4.79          $5.42         $6.09         $6.83

     DEPRECIATION                                       1.84           2.03          2.23          2.45
     AMORTIZATION OF GOODWILL                           0.56           0.56          0.56          0.56
     Amortization of Financing Fees                     0.00           0.00          0.00          0.00
     DEFERRED TAXES                                    (0.06)         (0.02)        (0.03)        (0.03)
     MINORITY INTEREST                                  0.00           0.00          0.00          0.00
     Other Long-Term Assets                             0.00           0.00          0.00          0.00
     ACCRUAL OF SUBORDINATED DEBT INTEREST              0.00           0.00          0.00          0.00
     ACCRUAL OF SELLER'S NOTE INTEREST                  0.00           0.00          0.00          0.00
     ACCRUAL OF PREFERRED DIVIDEND                      0.00           0.00          0.00          0.00
                                                    ---------   ------------  ------------  ------------

   FUNDS FROM OPERATIONS                                7.13           7.99          8.85          9.81

   WORKING CAPITAL:
     (Inc) / Dec Accounts Receivable, Net              (2.02)         (2.22)        (2.45)        (2.69)
     (Inc) / Dec Inventories                            0.00           0.00          0.00          0.00
     (Inc) / Dec Other Current Assets                  (0.07)         (0.08)        (0.08)        (0.09)
     Inc / (Dec) Accounts Payable                       0.22           0.24          0.26          0.29
     Inc / (Dec) Accrued Expenses                       0.79           0.87          0.95          1.05
     Inc / (Dec) Other Current Liabilities              0.41           0.45          0.49          0.54
                                                    ---------   ------------  ------------  ------------
       Cash provided by (used in) Working Capital      (0.68)         (0.75)        (0.82)        (0.90)

   CASH FLOW FROM OPERATIONS                            6.46           7.24          8.03          8.91

   CAPITAL EXPENDITURES                                (2.45)         (2.70)        (2.97)        (3.27)

   CASH FLOW BEFORE DEBT SERVICE                        4.00           4.54          5.06          5.64
                                                    ---------   ------------  ------------  ------------

   Inc / (Dec) in Assumed Long-Term Debt                0.00           0.00          0.00          0.00
   Inc / (Dec) in Assumed Capitalized Lease             0.00           0.00          0.00          0.00
   Inc / (Dec) in Working Capital Revolver              0.00           0.00          0.00          0.00
   Inc / (Dec) in Senior Bank Financing                 0.00           0.00          0.00          0.00
   Inc / (Dec) in Senior Debentures                     0.00           0.00          0.00          0.00
   Inc / (Dec) in Subordinated Debt                    (1.10)          0.00          0.00          0.00
   Inc / (Dec) in Seller's Note                         0.00           0.00          0.00          0.00
                                                    ---------   ------------  ------------  ------------
     Inc / (Dec) in Total Debt                         (1.10)          0.00          0.00          0.00

   NET CHANGE IN CASH                                   2.91           4.54          5.06          5.64

   BEGINNING CASH BALANCE                              $0.00          $2.91         $7.45        $12.51
                                                    ---------   ------------  ------------  ------------

   ENDING CASH BALANCE                                 $2.91          $7.45        $12.51        $18.15
                                                    =========   ============  ============  ============

HISTORICAL BALANCE SHEETS
                                                                            Sage
                                                                 ($ in millions)

--------------------------------------------------------------------------------


                                                             Historical
                                    --------------------------------------------
As of Sept. 30                         1997             1998            1999
                                    ------------   -------------   -------------
Assets
 Cash & ST Investments                    $1.31           $1.54           $1.43
 Accounts Receivable, Net                  7.38           10.16           11.42
 Other Current Assets                      0.30            0.25            0.39
                                    ------------   -------------   -------------
   Current Assets                          8.98           11.95           13.24

 Net Property, Plant & Equipment           1.46            2.12            2.26
 Other Long-Term Assets                    1.62            1.66            1.41
 Intangible Assets                         0.75            1.02            1.44
 Goodwill (Existing)                       0.00            0.00            0.00
                                    ------------   -------------   -------------

   Total Assets                          $12.82          $16.74          $18.35
                                    ============   =============   =============

Liabilities & Equity
 Accounts Payable                         $0.97           $0.97           $1.28
 Accrued Expenses                          2.49            3.50            4.61
 Other Current Liabilities                 0.54            0.59            2.37
                                    ------------   -------------   -------------
   Current Liabilities                     4.00            5.05            8.26

 Other Liabilities                         0.38            0.55            0.64
 Deferred Income Taxes                     0.00            0.00            0.00
 Long-Term Debt                            0.10            3.10            1.60
                                    ------------   -------------   -------------
   Total Liabilities                       4.48            8.70           10.49

 Stockholders' Equity:
   Preferred Stock                         0.00            0.00            0.00
   Common Stock                            0.01            0.01            0.01
   Retained Earnings                       8.33            8.03            7.85
                                    ------------   -------------   -------------

   Total Stockholders' Equity             $8.33           $8.04           $7.85
                                    ------------   -------------   -------------

   Total Liabilities & Equity            $12.82          $16.74          $18.35
                                    ============   =============   =============

     Check                                 0.00            0.00            0.00



-------------------------------------------------------------------------------------------------------------------


                                            Year 1         Year 2         Year 3         Year 4         Year 5
As of Sept. 30                               2001           2002           2003           2004           2005
                                          ------------   ------------   ------------   ------------   ------------
Assets
 Cash & ST Investments
 Accounts Receivable, Net
 Other Current Assets

   Current Assets

 Net Property, Plant & Equipment                               SEE PRO FORMA BALANCE SHEETS
 Other Long-Term Assets
 Intangible Assets
 Goodwill (Existing)


   Total Assets


Liabilities & Equity
 Accounts Payable
 Accrued Expenses
 Other Current Liabilities

   Current Liabilities

 Other Liabilities
 Deferred Income Taxes
 Long-Term Debt

   Total Liabilities

 Stockholders' Equity:
   Preferred Stock
   Common Stock
   Retained Earnings


   Total Stockholders' Equity


   Total Liabilities & Equity


     Check

HISTORICAL & PROJECTED WORKING CAPITAL


---------------------------------------------------------------------------------------------------------------------------------


                                                                                    Most
                                                                                                ---------------------------------
                                                           Historical                Recent      Year 1     Year 2      Year 3
                                                 -------------------------------
   Ending Sept. 30                                 1997       1998       1999        9/30/99      2001       2002        2003
                                                 ---------  ---------  ---------  ------------------------ ----------  ---------


     CURRENT ASSETS:

       Accounts Receivable, Net                     $7.38     $10.16     $11.42     $11.42         $12.56     $13.81     $15.19
       ACCOUNTS RECEIVABLES / REVENUES              25.4%      22.8%      20.3%      18.1%          18.1%      18.1%      18.1%
       DAYS IN ACCOUNTS RECEIVABLES                 92.87      83.08      73.97      66.16          66.16      66.16      66.16

       Other Current Assets                         $0.30      $0.25      $0.39      $0.39          $0.43      $0.47      $0.52
       OTHER CURRENT ASSETS / REVENUES               1.0%       0.6%       0.7%       0.6%           0.6%       0.6%       0.6%


       Total Current Assets / Revenues              26.5%      23.3%      21.0%      18.7%          18.7%      18.7%      18.7%

     CURRENT LIABILITIES:

       Accounts Payable                             $0.97      $0.97      $1.28      $1.28          $1.36      $1.49      $1.64
       ACCOUNTS PAYABLES / COST OF GOODS SOLD        4.3%       2.8%       5.4%       4.6%           4.6%       4.6%       4.6%
       DAYS IN ACCOUNTS PAYABLES                    15.76      10.09      19.68      16.62          16.62      16.62      16.62

       Accrued Expenses                             $2.49      $3.50      $4.61      $4.61          $4.90      $5.39      $5.93
       ACCRUED EXPENSES / COST OF GOODS SOLD        11.1%      10.0%      19.5%      16.4%          16.4%      16.4%      16.4%

       Other Current Liabilities                    $0.54      $0.59      $2.37      $2.37          $2.52      $2.78      $3.05
       OTHER CURRENT LIABILITIES /                   2.4%       1.7%      10.0%       8.5%           8.5%       8.5%       8.5%
       COST OF GOODS SOLD

       Total Current Liabilities /                  17.8%      14.4%      34.9%      29.5%          29.5%      29.5%      29.5%
       Cost of Goods Sold

       Working Capital                              $3.68      $5.36      $3.55      $3.55          $4.21      $4.63      $5.09
       Cash provided by (used in) Working Capital      NA     ($1.68)     $1.81      $0.00         ($0.66)    ($0.42)    ($0.46)

       Total Working Capital / Revenues             12.7%      12.0%       6.3%       5.6%           6.1%       6.1%       6.1%


   Reference Data

     Revenue                                      $ 29.00    $ 44.64    $ 56.33    $ 62.98        $ 69.28    $ 76.21    $ 83.83
     Cost of Goods Sold                             22.41      35.02      23.67      28.02          29.79      32.77      36.05


------------------------------------------------------------------------------------------------------------------------------


                                                                  Projected
                                                  ----------------------------------------------------------------------------
                                                    Year 4     Year 5     Year 6     Year 7     Year 8     Year 9    Year 10
   Ending Sept. 30                                   2004       2005       2006       2007       2008       2009       2010
                                                  ----------  ---------  ---------  ---------  ---------  ---------  ---------

     CURRENT ASSETS:

       Accounts Receivable, Net                      $16.71     $18.39     $20.22     $22.25     $24.47     $26.92     $29.61
       ACCOUNTS RECEIVABLES / REVENUES                18.1%      18.1%      18.1%      18.1%      18.1%      18.1%      18.1%
       DAYS IN ACCOUNTS RECEIVABLES                   66.16      66.16      66.16      66.16      66.16      66.16      66.16

       Other Current Assets                           $0.57      $0.63      $0.69      $0.76      $0.84      $0.92      $1.01
       OTHER CURRENT ASSETS / REVENUES                 0.6%       0.6%       0.6%       0.6%       0.6%       0.6%       0.6%


       Total Current Assets / Revenues                18.7%      18.7%      18.7%      18.7%      18.7%      18.7%      18.7%

     CURRENT LIABILITIES:

       Accounts Payable                               $1.81      $1.99      $2.18      $2.40      $2.64      $2.91      $3.20
       ACCOUNTS PAYABLES / COST OF GOODS SOLD          4.6%       4.6%       4.6%       4.6%       4.6%       4.6%       4.6%
       DAYS IN ACCOUNTS PAYABLES                      16.62      16.62      16.62      16.62      16.62      16.62      16.62

       Accrued Expenses                               $6.52      $7.17      $7.89      $8.68      $9.54     $10.50     $11.55
       ACCRUED EXPENSES / COST OF GOODS SOLD          16.4%      16.4%      16.4%      16.4%      16.4%      16.4%      16.4%

       Other Current Liabilities                      $3.36      $3.69      $4.06      $4.47      $4.92      $5.41      $5.95
       OTHER CURRENT LIABILITIES / COST OF GOODS SOLD  8.5%       8.5%       8.5%       8.5%       8.5%       8.5%       8.5%

       Total Current Liabilities / Cost of Goods SOLD 29.5%      29.5%      29.5%      29.5%      29.5%      29.5%      29.5%


       Working Capital                                $5.60      $6.16      $6.78      $7.46      $8.20      $9.03      $9.93
       Cash provided by (used in) Working Capital    ($0.51)    ($0.56)    ($0.62)    ($0.68)    ($0.75)    ($0.82)    ($0.90)

       Total Working Capital / Revenues                6.1%       6.1%       6.1%       6.1%       6.1%       6.1%       6.1%


   Reference Data

     Revenue                                        $ 92.21   $ 101.43   $ 111.57   $ 122.73   $ 135.00   $ 148.50   $ 163.35
     Cost of Goods Sold                               39.65      43.61      47.98      52.77      58.05      63.86      70.24

SCHEDULE OF LONG TERM DEBT

--------------------------------------------------------------------------------------------------------

                                                  Year 1        Year 2         Year 3        Year 4
   Ending Sept. 30                                 2001          2002           2003          2004
                                                -----------    ----------    -----------    ----------

   Beginning Cash less Minimum Cash                  $1.43         $0.00          $0.00         $0.00
   Cash Flow Before Debt Service                      1.30          1.88           2.22          2.59
   Scheduled Debt Amortization                        0.00          0.00           0.00          0.00
                                                -----------    ----------    -----------    ----------
     Cash Flow Available to Service Debt              2.73          1.88           2.22          2.59

   Assumed Long-Term Debt
     Beginning Balance                               $0.00         $0.00          $0.00         $0.00
     Scheduled Amortization                           0.00          0.00           0.00          0.00
                                                -----------    ----------    -----------    ----------
       Ending Balance                                $0.00         $0.00          $0.00         $0.00
                                                ===========    ==========    ===========    ==========
     Interest Rate                                  11.00%        11.00%         11.00%        11.00%
     Interest Expense                                $0.00         $0.00          $0.00         $0.00

   Working Capital Revolver
     Beginning Balance                               $0.00         $0.00          $0.00         $0.00
     Excess Cash (Payment) Withdrawal                 0.00          0.00           0.00          0.00
                                                -----------    ----------    -----------    ----------
       Ending Balance                                $0.00         $0.00          $0.00         $0.00
                                                ===========    ==========    ===========    ==========
     Interest Rate                                   0.00%         0.00%          0.00%         0.00%
     Interest Expense                                $0.00         $0.00          $0.00         $0.00

   Senior Bank Financing
     Beginning Balance                              $13.00        $10.27          $8.39         $6.17
     Scheduled Amortization                           0.00          0.00           0.00          0.00
     Excess Cash (Payment) Withdrawal                (2.73)        (1.88)         (2.22)        (2.59)
                                                -----------    ----------    -----------    ----------
       Ending Balance                               $10.27         $8.39          $6.17         $3.58
                                                ===========    ==========    ===========    ==========
     Interest Rate                                   9.00%         9.00%          9.00%         9.00%
     Interest Expense                                $1.05         $0.84          $0.66         $0.44

   Subordinated Debt
     Beginning Balance                               $4.00         $4.00          $4.00         $4.00
     Scheduled Amortization                           0.00          0.00           0.00          0.00
     Excess Cash (Payment) Withdrawal                 0.00          0.00           0.00          0.00
                                                -----------    ----------    -----------    ----------
       Ending Balance                                $4.00         $4.00          $4.00         $4.00
                                                ===========    ==========    ===========    ==========
     Interest Rate                                  12.00%        12.00%         12.00%        12.00%
     Interest Expense                                $0.48         $0.48          $0.48         $0.48

   Total Long-Term Debt
     Beginning Balance                              $17.00        $14.27         $12.39        $10.17
     Net Change                                      (2.73)        (1.88)         (2.22)        (2.59)
                                                -----------    ----------    -----------    ----------
       Ending Balance                               $14.27        $12.39         $10.17         $7.58
                                                ===========    ==========    ===========    ==========
     Average Cost of Debt                            9.77%         9.90%         10.06%        10.35%
     Total Interest Expense                          $1.53         $1.32          $1.14         $0.92


----------------------------------------------------------------------------------------------------     ------   --------

                                                Year 5        Year 6         Year 7        Year 8        Year 9    Year 10
   Ending Sept. 30                               2005          2006           2007          2008          2009      2010
                                              -----------    ----------    -----------    ----------     ------    -------

   Beginning Cash less Minimum Cash                $0.00         $0.00          $0.00         $2.91      $ 7.45     $12.51
   Cash Flow Before Debt Service                    3.02          3.47           4.00          4.54        5.06       5.64
   Scheduled Debt Amortization                      0.00          0.00           0.00          0.00        0.00       0.00
                                              -----------    ----------    -----------    ----------     ------     ------
     Cash Flow Available to Service Debt            3.02          3.47           4.00          7.45       12.51      18.15

   Assumed Long-Term Debt
     Beginning Balance                             $0.00         $0.00          $0.00         $0.00      $ 0.00     $ 0.00
     Scheduled Amortization                         0.00          0.00           0.00          0.00        0.00       0.00
                                              -----------    ----------    -----------    ----------     ------     ------
       Ending Balance                              $0.00         $0.00          $0.00         $0.00      $ 0.00     $ 0.00
                                              ===========    ==========    ===========    ==========     ======     ======
     Interest Rate                                11.00%        11.00%         11.00%        11.00%       11.00%     11.00%
     Interest Expense                              $0.00         $0.00          $0.00         $0.00      $ 0.00     $ 0.00

   Working Capital Revolver
     Beginning Balance                             $0.00         $0.00          $0.00         $0.00      $ 0.00     $ 0.00
     Excess Cash (Payment) Withdrawal               0.00          0.00           0.00          0.00        0.00       0.00
                                              -----------    ----------    -----------    ----------     ------     ------
       Ending Balance                              $0.00         $0.00          $0.00         $0.00      $ 0.00     $ 0.00
                                              ===========    ==========    ===========    ==========     ======     ======
     Interest Rate                                 0.00%         0.00%          0.00%         0.00%        0.00%      0.00%
     Interest Expense                              $0.00         $0.00          $0.00         $0.00      $ 0.00     $ 0.00

   Senior Bank Financing
     Beginning Balance                             $3.58         $0.56          $0.00         $0.00      $ 0.00     $ 0.00
     Scheduled Amortization                         0.00          0.00           0.00          0.00        0.00       0.00
     Excess Cash (Payment) Withdrawal              (3.02)        (0.56)          0.00          0.00        0.00       0.00
                                              -----------    ----------    -----------    ----------     ------     ------
       Ending Balance                              $0.56         $0.00          $0.00         $0.00      $ 0.00     $ 0.00
                                              ===========    ==========    ===========    ==========     ======     ======
     Interest Rate                                 9.00%         9.00%          9.00%         9.00%        9.00%      9.00%
     Interest Expense                              $0.19         $0.03          $0.00         $0.00      $ 0.00     $ 0.00

   Subordinated Debt
     Beginning Balance                             $4.00         $4.00          $1.10         $0.00      $ 0.00     $ 0.00
     Scheduled Amortization                         0.00          0.00           0.00          0.00        0.00       0.00
     Excess Cash (Payment) Withdrawal               0.00         (2.90)         (1.10)         0.00        0.00       0.00
                                              -----------    ----------    -----------    ----------     ------     ------
       Ending Balance                              $4.00         $1.10          $0.00         $0.00        0.00       0.00
                                              ===========    ==========    ===========    ==========     ======     ======
     Interest Rate                                12.00%        12.00%         12.00%        12.00%       12.00%     12.00%
     Interest Expense                              $0.48         $0.31          $0.07         $0.00      $ 0.00     $ 0.00

   Total Long-Term Debt
     Beginning Balance                             $7.58         $4.56          $1.10         $0.00      $ 0.00     $ 0.00
     Net Change                                    (3.02)        (3.47)         (1.10)         0.00        0.00       0.00
                                              -----------    ----------    -----------    ----------     ------     ------
       Ending Balance                              $4.56         $1.10          $0.00         $0.00      $ 0.00     $ 0.00
                                              ===========    ==========    ===========    ==========     ======     ======
     Average Cost of Debt                         10.98%        11.70%         12.00%            NA      NA         NA
     Total Interest Expense                        $0.67         $0.33          $0.07         $0.00      $ 0.00     $ 0.00

                                      Sage
                   Summary Historical Stock Price Performance

                                                                             SOLP Closing Stock Prices
          Daily for the                                       ---------------------------------------------------------
        Following Periods:                Time Period             High                Low                   Mean
----------------------------------     ---------------        --------------    -----------------     -----------------

  03/01/00       -        03/07/00     Last Week              $3.06                $2.69                 $2.95
  02/23/00       -        03/07/00     Last 14 Days           $3.06                $2.69                 $2.86
  02/07/00       -        03/07/00     Last 30 Days           $3.06                $2.56                 $2.84
  01/23/00       -        03/07/00     Last 45 Days           $3.06                $2.56                 $2.79
  01/08/00       -        03/07/00     Last 60 Days           $3.06                $2.50                 $2.76
  12/09/99       -        03/07/00     Last 90 Days           $3.06                $2.31                 $2.65
  09/10/99       -        03/07/00     Last 180 Days          $3.06                $1.88                 $2.49

  03/05/99       -        03/07/00     Last 1 Year            $3.25                $1.41                 $2.38
  03/06/98       -        03/07/00     Last 2 Years           $4.88                $1.34                 $2.51
  03/07/97       -        03/07/00     Last 3 Years           $4.88                $1.34                 $2.66

                                                                           Implied Price at the Following
                                                                             Premia to Mean Stock Price
          Daily for the                                       -----------------------------------------------------------
        Following Periods:                Time Period               30%                   40%                 50%
----------------------------------     ---------------        -----------------    ------------------   -----------------

  03/01/00       -        03/07/00     Last Week                 $3.84                 $4.13               $4.43
  02/23/00       -        03/07/00     Last 14 Days              $3.72                 $4.01               $4.29
  02/07/00       -        03/07/00     Last 30 Days              $3.69                 $3.97               $4.26
  01/23/00       -        03/07/00     Last 45 Days              $3.62                 $3.90               $4.18
  01/08/00       -        03/07/00     Last 60 Days              $3.59                 $3.87               $4.14
  12/09/99       -        03/07/00     Last 90 Days              $3.45                 $3.71               $3.98
  09/10/99       -        03/07/00     Last 180 Days             $3.23                 $3.48               $3.73

  03/05/99       -        03/07/00     Last 1 Year               $3.10                 $3.33               $3.57
  03/06/98       -        03/07/00     Last 2 Years              $3.26                 $3.51               $3.76
  03/07/97       -        03/07/00     Last 3 Years              $3.46                 $3.73               $4.00

                                  Project Sage
                     Analysis of "Going Private" Premia Paid

Completion
  Date                    Acquiror                      Target
---------- ------------------------------------------------------

 1/22/98  CRACKEN, HARKEY & CO. LLC           EL CHICO RESTAURANTS INC.

  2/2/98  INVESTOR GROUP                      PLASTI-LINE, INC.

  2/6/98  SUPERCANAL HOLDING S.A.             TESCORP INC.

 2/10/98  BLACKSTONE GROUP / BLACKSTONE       MCOMMNET CELLULAR INC.
          CAPITAL PARTNERS II

  3/3/98  HICKS, MUSE, TATE, AND FURST        LIN TELEVISION CORP.


 3/25/98  GOLDMAN SACHS & CO / WHITEHALL      CHARTWELL LEISURE INC.
          STREET REAL ESTATE LP IX

  4/1/98  MCCOWN DE LEEUW & CO. /             UNION CORP.
          OUTSOURCING SOLUTIONS, INC.

  4/6/98  DAVCO ACQUISITION HOLDING INC.      DAVCO RESTAURANTS, INC.

 5/22/98  CLAYTON, DUBILIER & RICE INC.       DYNATECH CORPORATION


 5/27/98  KOHLBERG KRAVIS ROBERTS & CO./      REGAL CINEMAS.INC.
          HICKS, MUSE, TATE, AND FURST INC

 5/29/98  HICKS, MUSE, TATE, AND FURST /      SFXR BROADCASTING INC.
          CAPSTAR BROADCASTING

  6/4/98  J RICHARD INDUSTRIES, INC./MHD      PORTEC INC.
          ACQUISITION CORP.

  6/8/98  GOLDER, THOMA, CRESSEY, RAUNER      MONROC, INC.
          INC./US AGGREGATES INC.

 7/21/98  NE RESTAURANT COMPANY INC.          BERTUCCI'S INC.

 7/29/98  INVESTOR GROUP                      GNI GROUP INC.


 7/31/98  KOHLBERG KRAVIS ROBERTS & CO./      MEDCATHTINC.
          WELSH,CARSON, ANDERSON & STOWE

 8/12/98  INVESTOR GROUP                      TELEMUNDO GROUP INC.

                                                                                                           Premium %
Completion           Target Business                                     Transaction    --------------------------------------------
  Date                  Description                                       Va1ue(mm)       1 Day        1 Week          1 Month
------------------------------- ------------------------------------------------------  --------------------------------------------

 1/22/98   RESTUARANT OPERATOR                                            $47.32         21.43           17.24           22.89

  2/2/98   SIGN MANUFACTURER                                               55.30         36.47           36.47           30.34

  2/6/98   CABLE TV OPERATOR                                              132.40         33.33           33.33           38.46

 2/10/98   OPERATES, MANAGES AND FINANCES
           CELLULAR TELEPHONE SYSTEMS                                     717.97         21.01           28.64           39.81

  3/3/98   OWNS AND OPERATES SEVEN NETWORK                              1,950.08         15.28           13.79           19.98
           AFFILIATED TELEVISION STATIONS

 3/25/98   PROVIDES LEISURE AND RECREATION SERVICES                       271.54          8.66            9.52            8.66

  4/1/98   PROVIDES ACCOUNTS OUTSTANDING SERVICES                         182.67         14.55           13.51           29.23


  4/6/98   OPERATES RESTAURANT FRANCHISES                                 131.88         49.53           49.53           49.53

 5/22/98   MANUFACTURES AND SELLS A DIVERSIFIED                           837.28         35.03           42.55           29.95
           LINE OF ELECTRONIC EQUIPMENT

 5/27/98   OPERATES MOVIE THEATRES ACROSS THE                           1,409.10          2.48           10.71           34.78
           UNITED STATES

 5/29/98   OWNS AND OPERATES AM AND FM RADIO                            2,970.00         10.50           13.64           22.95
           STATIONS

  6/4/98   MANUFACTURES RAILROAD, CONSTRUCTION                             71.26          8.93           14.29           11.30
           AND MATERIALS HANDLING EQUIPMENT

  6/8/98   PRODUCES AND SELLS READY-MIX                                    48.62          5.08           10.47            7.71
           CONCRETE

 7/21/98   OPERATES ITALIAN RESTAURANTS                                   $97.16         35.48           35.48           33.33

 7/29/98   PROVIDES HAZARDOUS AND NON-                                     82.44         17.88           17.88           40.00
           HAZARDOUS WASTE SERVICES

 7/31/98   PROVIDES CARDIOLOGY AND                                        332.17         15.15           10.95           34.51
           CARDIOVASCULAR SERVICES

 8/12/98   SPANISH-LANGUAGE TELEVISION NETWORK                            447.30         11.75           20.55           27.54


Completion
  Date                    Acquiror                      Target
---------- ------------------------------------------------------

8/17/98  EQUITABLE COMPANIES INC./                          INSILCO CORP
          DONALDSON, LUFKIN & JENRETTE/DLJ
          MERCHANT BANKING PARTNERS II

 8/18/98  HB ACQUISITION CORP.                               BELL SPORTS CORP.

 8/25/98  INVESTOR GROUP                                     PCA INTERNATIONAL INC.


 8/26/98  EBC TEXAS ACQUISITION CORP.                        E-Z SERVE CORP.


 8/31/98  LINSALATA CAPITAL PARTNERS FUND II L.P.            PERSONNEL MANAGEMENT INC.

  9/2/98  DONALDSON, LUFKIN & JENRETTE / DLJ                 DECRANE AIRCRAFT HOLDINGS
          MERCHANT BANKING PARTNERS II/                      INC.
          DECRANE ACQUISITION CO.

  9/4/98  AEI HOLDING COMPANY INC.                           ZEIGLER COAL HOLDING CO.

  9/8/98  BLACKSTONE GROUP / BLACKSTONE                      REPUBLIC ENGINEERED STEELS,
          CAPITAL PARTNERS II MERCHANT/                      INC
          VERITAS CAPITAL INC.

 9/24/98  CITICORP / CITICORP VENTURE CAPITAL                ALLIED DIGITAL
          LTD / 399 VENTURE PARTNERS, INC.                   TECHNOLOGIES CORP.

 10/1/98  NATIONWIDE MUTUAL INSURANCE CO                     ALLIED GROUP INC.

 10/2/98  QUESTOR PARTNERS FUND LP /                         GT BICYCLES INC.
          SCHWINN HOLDINGS CORP.

 10/9/98  CRESCENT CAPITAL INC.                              INTERNATIONAL FRANCHISE
                                                             SYSTEMS

10/22/98  LICKING RURAL ELECTRIFICATION INC.                 NATIONAL GAS & OIL CO.


10/30/98  FPK, LLC                                           NORWOOD PROMOTIONAL
                                                             PRODUCTS, INC.


12/15/98  J.F. LEHMAN & CO.                                  SPECIAL DEVICES

12/15/98  STONINGTON PARTNERS INC.                           GLOBAL MOTORSPORT GROUP,
                                                             INC.


12/29/98  CARL C. ICAHN                                      AMERICAN REAL ESTATE PARTNERS LP

 1/7/99   WELSH, CARSON, ANDERSON & STOWE                    CENTENNIAL CELLULAR CORP


                                                                                                           Premium %
Completion           Target Business                                     Transaction    --------------------------------------------
  Date                  Description                                       Va1ue(mm)       1 Day        1 Week          1 Month
------------------------------- ------------------------------------------------------  --------------------------------------------


8/17/98   MANUFACTURES INDUSTRIAL COMPONENTS                             722.97          4.65           11.11           12.85

 8/18/98 DESIGNS, MANUFACTURES AND MARKETS BICYCLE ACCESSORIES.          141.98         13.89           13.10            8.60

 8/25/98 OPERATES PHOTOGRAPHIC COLOR PORTRAIT                            276.00         23.26           17.78           17.78
         STUDIOS

 8/26/98 OPERATES AND FRANCHISES RETAIL                                   41.61         37.14           20.00           37.14
         CONVENIENCE STORES

 8/31/98 PROVIDES TEMPORARY AND LONG-TERM STAFFING SERVICES               34.70         25.49           23.08           23.08

  9/2/98 MANUFACTURES AVIONICS COMPONENTS;
         AND PERFORMS INTEGRATION SERVICES                               183.54         30.50           28.67           31.43


  9/4/98 PRODUCES COAL                                                   858.56         32.81           30.77           18.47

  9/8/98 PRODUCES CARBON AND ALLOY HIGH
         QUALITY ENGINEERED STEELS                                       420.00         61.11           54.67           65.71


 9/24/98 DUPLICATES AND REPLICATES MULTIMEDIA                             66.30         26.97           48.15           63.24
         SOFTWARE PRODUCTS

 10/1/98 WRITES A VARIETY OF INSURANCE PRODUCTS                       $1,563.49         73.87           79.53           52.57

 10/2/98 DESIGNS AND MANUFACTURES MOUNTAIN                               168.63         68.42           77.78           36.17
         AND JUVENILE BMX BICYCLES

 10/9/98 OWNS, OPERATES AND FRANCHISES                                     8.53         64.61           64.61           37.14
         "DOMINO'S" PIZZA STORES

10/22/98 HAS SUBSIDIARIES THAT PURCHASE,                                  93.04          7.22           18.18           26.06
         DISTRIBUTE AND RETAIL NATURAL GAS

10/30/98 SUPPLIES CUSTOM-IMPRINTED                                       162.47         19.14           19.14           23.58
         PROMOTIONAL PRODUCTS TO DISTRIBUTE
         WORLDWIDE

12/15/98 MANUFACTURES AUTOMOTIVE AND                                     268.01          6.09           10.86            8.82
         AIRCRAFT PRODUCTS

12/15/98 SUPPLIES PARTS AND ACCESSORIES FOR                              100.87         15.56           14.71           44.44
         MOTORCYLCES MANUFACTURED BY
         HARLEY-DAVIDSON

12/29/98 ACQUIRES AND MANAGES REAL ESTATE                                 67.65         44.83           41.18           40.00

 1/7/99  ACQUIRES, OPERATES AND INVESTS IN                             1,543.41          8.14           12.16           19.00
         CELLULAR TELEPHONE SYSTEMS

Completion
  Date                    Acquiror                      Target
---------- ------------------------------------------------------

 1/12/99  INVESTOR GROUP                        LION BREWERY, INC.


 1/25/99  CRACKEN, HARKEY & CO. LLC. /          SPAGHETTI WAREHOUSE, INC.
          CONSOLIDATED RESTAURANT INC.

 2/24/99  NEWS & MEDIA PLC / UNITED             AUDITS & SURVEYS
          INFORMATION GROUP                     WORLDWIDE, INC.

  3/2/99  CASTLE CREEK PARTNERS L.P.            BOSTON CELTICS LP

 3/26/99  INFORMATION HANDLING SERVICES         INTERNATIONAL COMPUTEX, INC.
          GROUP INC.

 3/26/99  SCIENCE APPLICATIONS                  OACIS HEALTHCARE HOLDINGS
          INTERNATIONAL CORP.

  4/5/99  SRC HOLDINGS INC.                     BACK BAY RESTAURANT GROUP.

 4/20/99  TINICUM CAPITAL PARTNERS, L.P.        HASKEL INTERNATIONAL, INC.


 5/10/99  VESTAR CAPITAL PARTNERS / INVESTOR    SHERIDAN HEALTHCARE INC.
          GROUP (SHERIDAN SENIOR)

 6/14/99  INVESTOR GROUP (SWISHER MANAGEMENT)   SWISHER INTERNATIONAL
                                                GROUP INC.

 6/16/99  DYSON-KISSNER-MORAN CORP.             OPTEK TECHNOLOGY, INC.


 6/17/99  MWI ACQUISITION CO. / SRB-MWI, LLC    MEADOWCRAFT, INC.

 6/18/99  GOLDER, THOMA, CRESSEY, RAUNER        COMPDENTACORP.
          INC. / TA ASSOCIATES/NMS CAPITAL
          PARTNERS

 6/23/99  ANTEON CORP.                          ANALYSIS & TECHNOLOGY INC.


 6/30/99  FREMONT PARTNERS INC.                 JUNO LIGHTING INC.


  7/8/99  MIDCITY FINANCIAL CORP.               DAMEN FINANCIAL CORP.


 7/19/99  INVESTOR GROUP                        TRANSFINANCIAL HOLDINGS INC.


  8/6/99  CORNERSTONE EQUITY INVESTORS LLC      EQUITRAC CORP.
          / INVESTOR GROUP

 8/18/99  INVESTORS                             ROCK BOTTOM RESTAURANTS
                                                INC.

 8/19/99  GOLDMAN INDUSTRIAL GROUP INC.         BRIDGEPORT MACHINES INC.

                                                                                                           Premium %
Completion           Target Business                                     Transaction    --------------------------------------------
  Date                  Description                                       Va1ue(mm)       1 Day        1 Week          1 Month
------------------------------- ------------------------------------------------------  --------------------------------------------

 1/12/99   PRODUCES AND BOTTLES BREWED                                    18.10          8.99           13.94           27.46
           BEVERAGES

 1/25/99   HOLDING COMPANY FOR SUBSIDIARIES WHO                           60.00         39.13           31.96            2.40
           OPERATE RESTAURANTS

 2/24/99   MANUFACTURES AND DISTRIBUTES                                   42.50         32.92           36.42           44.00
           CHEMICALS AND EQUIPTMENT

  3/2/99   OWNS AND OPERATES THE BOSTON CELTICS                            7.31         21.43           16.24           67.90

 3/26/99   DEVELOPS AND MARKETS CLIENT/SERVER                              8.84         46.15           90.00           67.95
           SOLUTIONS

 3/26/99   PROVIDES FLEXIBLE, CLINICAL                                   $47.42         36.92           42.40           42.40
           INFORMATION SYSTEMS

  4/5/99   OPERATES RESTAURANTS                                           38.49         12.33           13.89           28.13

 4/20/99   MANUFACTURES PUMPS AND AIR PRESSURE                            62.82         42.34           49.57           51.76
           AMPLIFIERS

 5/10/99   OWNS AND OPERATES PHYSICIAN                                   125.29          8.82           12.12           17.46
           PRACTICES

 6/14/99   MANUFACTURES AND MARKETS BROAD                                417.45         39.45           49.02           52.00
           LINE TOBACCO PRODUCTS

 6/16/99   MANUFACTURES COMPONENTS FOR MANY                              190.97         29.94           47.83           96.15
           INDSUSTRIES

 6/17/99   MANUFACTURES FURNITURE                                         49.00         42.86           42.86           37.93

 6/18/99   OFFERS MANAGED DENTAL CARE PLANS                              151.70         33.33           30.91           23.61
            AND INSURANCE

 6/23/99   DEVELOPS AND MANUFACTURES TACTICAL                            102.30         18.86           16.20           23.81
           SYSTEMS

 6/30/99   MANUFACTURES AND MARKETS RECESSED                             564.61         21.21           19.76           21.58
           AND TRACK LIGHTING

  7/8/99   FEDERALLY CHARTERED STOCK SAVINGS                              51.75         20.33           28.77           24.41
           BANK

 7/19/99   PROVIDES TRANSPORTATION AND                                    20.64         27.27           27.27           13.51
           INSURANCE SERVICES

  8/6/99   DESIGNS AND MANUFACTURES COMPUTER                              74.32          4.35            5.66           12.00
           INTEGRATED SYSTEMS

 8/18/99   OWNS AND OPERATES RESTAURANTS                                 $58.00         53.85           53.85           86.05


 8/19/99   MANUFACTURES METAL CUTTING MACHINE                             55.93         67.54           77.78           81.82
           TOOLS

Completion
  Date                    Acquiror                      Target
---------- ------------------------------------------------------


 8/30/99  TRIVEST FURNITURE CORP.                     WINSLOEW FURNITURE INC.

 9/14/99  INVESTORS (63% of Shareholders)             CONCORD FABRICS INC.

 9/23/99  PICTSWEET LLC                               UNITED FOODS INC.

 9/29/99  KIRTLAND CAPITAL PARTNERS                   INSTRON CORP.

10/15/99  BERKSHIRE REALTY HOLDINGS, LP               BERKSHIRE REALTY COMPANY
                                                      INC.

10/28/99  INVESTORS                                   KENTEK INFORMATION
                                                      SYSTEMS, INC.

 11/1/99  INVESTOR GROUP                              PHYSICIANS SPECIALTY CORP.


 11/4/99  WARBURG, PINCUS VENTURES LP /               KNOLL INC.
          INVESTOR GROUP (KNOLL MANAGEMENT)

11/16/99  DLZ Corp.                                   DIGITAL LINK CORP.


11/22/99  SHP ACQUISITION, LLC.                       SUNSTONE HOTEL INVESTORS
                                                      INC.

11/23/99  DLJ MERCHANT BANKING PARTNERS II LP         MERRILL CORPORATION

11/30/99  INVESTOR GROUP                              NOVEX SYSTEMS
                                                      INTERNATIONAL, INC.


 12/1/99  INVESTOR GROUP                              ENSTAR, INC.


 12/9/99  BRUCKMANN, ROSSER, SHERRILL & CO.           O'SULLIVAN INDUSTRIES
                                                      HOLDINGS, INC.


12/15/99  CENTRAL BANCOMPANY, INC.                    FULTON BANCORP, INC.

                                                                                                           Premium %
Completion           Target Business                                     Transaction    --------------------------------------------
  Date                  Description                                       Va1ue(mm)       1 Day        1 Week          1 Month
------------------------------- ------------------------------------------------------  --------------------------------------------

 8/30/99  DESIGNS, MANUFACTURES, AND                                      254.68         28.70           36.27           35.94
          DISTRIBUTES FURNITURE

 9/14/99  FABRIC PRODUCER                                                   6.32          8.70           35.48           43.18
 9/23/99  PROCESSESES AND SELLS FROZEN VEGGIES                             53.53          7.69           40.00           40.00

 9/29/99  PRODUCES AND SERVICES MATERIALS TESTING                         182.09         36.43           29.41           37.50
          EQUIPMENT

10/15/99  OWNS AND MANAGES MULTI-FAMILY                                 1,260.00          8.89           10.11            7.10
          RESIDENTIAL PROPERTIES

10/28/99  SUPPPLIES MID-RANGE, NON-IMPACT                                  38.17         22.81           27.54           27.54
          PRINTERS

 11/1/99  PROVIDES PHYSICIAN PRACTICE                                      98.80         13.51           20.86           21.74
          MANAGEMENT SERVICES

 11/4/99  MANUFACTURES OFFICE FURNITURE                                   495.60         83.61           51.86           46.41


11/16/99  DESIGNS AND MANUFACTURES DIGITAL                                 86.92         32.52           29.55           28.59
          ACCESS PRODUCTS

11/22/99  REIT WITH FOCUS ON WESTERN UNITED                               880.00         36.86           39.16           34.63
          STATES

11/23/99  PROVIDES TYPESETTING SERVICES                                   354.88          0.57            2.33           15.41

11/30/99  DEVELOPS, MANUFACTURES AND MARKETS                                0.36         53.55           26.32           20.00
          CEMENT

 12/1/99  PROVIDES SERVICES TO NETWORK                                    $12.79         56.25           58.73           63.93
          COMMUNICATIONS INDUSTRY

 12/9/99  MANUFACTURES ELECTRONICS AND                                    328.89          5.04            2.10           13.62
          FURNITURE

12/15/99  BANK HOLDING COMPANY                                             31.67         12.65           12.65           41.85

                                                                  Mean                   26.83 %         29.36 %         33.19 %
                                                                  Median                 22.81           27.27           29.95

----------------
Criteria Used:
-Closed Going Private transactions 1/1/98 - current. -No negative premia.

DISCOUNTED CASH FLOW ANALYSIS


----------------------------------------------------------------------------------------------------------------

   A.  Projected Cash Flow
       -------------------
                                                     Year 1      Year 2     Year 3      Year 4      Year 5
       Ending Sept. 30                                2001        2002       2003        2004        2005
                                                    ---------- ----------- ---------- ----------- -----------



       EBIT                                             $5.20       $5.72      $6.29       $6.92       $7.61
       Less: Taxes                           44.5%       2.31        2.54       2.80        3.08        3.39
                                                    ---------- ----------- ---------- ----------- -----------
          After Tax Income                               2.88        3.17       3.49        3.84        4.22

       Depreciation                                      1.04        1.14       1.26        1.38        1.52

       Cash provided by (used in) Working Capital       (0.66)      (0.42)     (0.46)      (0.51)      (0.56)
       Capital Expenditures                             (1.39)      (1.52)     (1.68)      (1.84)      (2.03)

                                                    ---------- ----------- ---------- ----------- -----------

       Unlevered Cash Flow                               1.88        2.37       2.61        2.87        3.15
       Terminal Value                                                                                  38.04

                                                    ---------- ----------- ---------- ----------- -----------

       Total Cash Flow                                  $1.88       $2.37      $2.61       $2.87      $41.19
                                                    ========== =========== ========== =========== ===========




   B.  Net Present Value Analysis
       --------------------------

       Discount Rate                         15.0%
       Post 2005 EBIT Multiple                 5.0 x

       --------------------------------------------            -----------------------------------------------
                    Enterprise Value                                          Net Equity Value
       --------------------------------------------            -----------------------------------------------

       PV of Annual Cash Flow                $8.35             Enterprise Value                       $27.26
       PV of Terminal Value                  18.91             Cash (b)                                 1.43
                               --------------------
                                                               Debt (b)                                (1.60)
                                                                                                  -----------
       Enterprise Value                     $27.26
                               ====================
                                                               Net Equity Value                       $27.09
                                                                                                  ===========

                                                               Price Per Share                         $5.94

----------------------------------------------------------------------------------------------------------------

 C.   EQUITY VALUE PER SHARE SENSITIVITY ANALYSIS (A)
      -----------------------------------------------

         Discount        Post 2005 EBIT Multiple
                    ----------------------------------
         Rate             4.0x       5.0x        6.0x
       ----------   ----------- ---------- -----------

           22.5%         $4.26      $4.93       $5.60
                    ----------------------------------
           20.0%          4.26       4.93        5.60
           17.5%          4.66       5.41        6.15
           15.0%          5.11       5.94        6.77
                    ----------------------------------
           12.5%          5.62       6.55        7.47

------------------------------------------------------

   ----------------------------
   (a) Assumes Sage's shares outstanding as of February 10, 2000 (from 10-Q) and adding to it all options excluding those held by H. Solomon, L. Solomon and S. Page.
   (b) As of September 30, 1999.

RETURN ON INVESTMENT ANALYSIS


------------------------------------------------------------------------------------------------------------------------------------


                                             Fully
                                             Diluted                                                       Debt &

   Issue                          $              Ownership                                    EBITA       Pref.        Cash
   -----
                               ---------   ----------------------                           ----------   ---------   ----------

   Subordinated Debt              $4.00        10.0%                    2003    Year 3           6.29       10.17         0.00
   Seller's Note                   0.00         0.0%                    2004    Year 4           6.92        7.58         0.00
   New Preferred Stock             0.00         0.0%                    2005    Year 5           7.61        4.56         0.00
   New Common Stock                7.00        90.0%                    2006    Year 6           8.37        1.10         0.00
                               ---------   ----------
                                                                        2007    Year 7           9.20        0.00         2.91
                                 $11.00       100.0%
                               =========   ==========

                                     Subordinated Debt                    Seller's Note                     New Preferred Stock
                               --------------------------------   --------------------------------   -------------------------------
       EBITA Multiple             4.0x        5.0x        6.0x       4.0x        5.0x        6.0x        4.0x     5.0x        6.0x
                               --------  ----------   ---------   --------  ----------   ---------   ---------  -------   ---------
   Return on Investment
     Over 3 years                22.1%       25.8%       29.4%       #N/A        #N/A        #N/A        #N/A     #N/A        #N/A
     Over 4 years                21.2%       23.9%       26.4%       #N/A        #N/A        #N/A        #N/A     #N/A        #N/A
     Over 5 years                20.6%       22.7%       24.6%       #N/A        #N/A        #N/A        #N/A     #N/A        #N/A
     Over 7 years                19.7%       21.1%       22.5%       #N/A        #N/A        #N/A        #N/A     #N/A        #N/A

   CASH FLOWS
     Over 3 years
       Closing                  ($4.00)     ($4.00)     ($4.00)     $0.00       $0.00       $0.00       $0.00    $0.00       $0.00
       Year 1                     0.48        0.48        0.48       0.00        0.00        0.00        0.00     0.00        0.00
       Year 2                     0.48        0.48        0.48       0.00        0.00        0.00        0.00     0.00        0.00
       Year 3                    $5.98       $6.61       $7.24      $0.00       $0.00       $0.00       $0.00    $0.00       $0.00

     Over 4 years
       Closing                  ($4.00)     ($4.00)     ($4.00)     $0.00       $0.00       $0.00       $0.00    $0.00       $0.00
       Year 1                     0.48        0.48        0.48       0.00        0.00        0.00        0.00     0.00        0.00
       Year 2                     0.48        0.48        0.48       0.00        0.00        0.00        0.00     0.00        0.00
       Year 3                     0.48        0.48        0.48       0.00        0.00        0.00        0.00     0.00        0.00
       Year 4                    $6.49       $7.18       $7.87      $0.00       $0.00       $0.00       $0.00    $0.00       $0.00

     Over 5 years
       Closing                  ($4.00)     ($4.00)     ($4.00)     $0.00       $0.00       $0.00       $0.00    $0.00       $0.00
       Year 1                     0.48        0.48        0.48       0.00        0.00        0.00        0.00     0.00        0.00
       Year 2                     0.48        0.48        0.48       0.00        0.00        0.00        0.00     0.00        0.00
       Year 3                     0.48        0.48        0.48       0.00        0.00        0.00        0.00     0.00        0.00
       Year 4                     0.48        0.48        0.48       0.00        0.00        0.00        0.00     0.00        0.00
       Year 5                    $7.07       $7.83       $8.59      $0.00       $0.00       $0.00       $0.00    $0.00       $0.00

     Over 7 years
       Closing                  ($4.00)     ($4.00)     ($4.00)     $0.00       $0.00       $0.00       $0.00    $0.00       $0.00
       Year 1                     0.48        0.48        0.48       0.00        0.00        0.00        0.00     0.00        0.00
       Year 2                     0.48        0.48        0.48       0.00        0.00        0.00        0.00     0.00        0.00
       Year 3                     0.48        0.48        0.48       0.00        0.00        0.00        0.00     0.00        0.00
       Year 4                     0.48        0.48        0.48       0.00        0.00        0.00        0.00     0.00        0.00
       Year 5                     0.48        0.48        0.48       0.00        0.00        0.00        0.00     0.00        0.00
       Year 6                     3.21        3.21        3.21       0.00        0.00        0.00        0.00     0.00        0.00
       Year 7                    $5.13       $6.05       $6.97      $0.00       $0.00       $0.00       $0.00    $0.00       $0.00

--------------------------------------------------------------------------------



                                    Market Value of Equity
                              -----------------------------------
   Issue                           4.0x        5.0x         6.0x
   -----
                              ----------   ---------   ----------

   Subordinated Debt             $14.98      $21.26       $27.55
   Seller's Note                  20.09       27.00        33.92
   New Preferred Stock            25.87       33.48        41.08
   New Common Stock               32.38       40.74        49.11

                                 $39.72      $48.93       $58.13



                                     New Common Stock
                             ----------------------------------
       EBITA Multiple            4.0x        5.0x         6.0x
                             ---------   ---------   ----------
   Return on Investment
     Over 3 years               24.4%       39.8%        52.4%
     Over 4 years               26.8%       36.5%        44.5%
     Over 5 years               27.2%       33.9%        39.5%
     Over 7 years               26.2%       30.0%        33.3%

   CASH FLOWS
     Over 3 years
       Closing                 ($7.00)     ($7.00)      ($7.00)
       Year 1                    0.00        0.00         0.00
       Year 2                    0.00        0.00         0.00
       Year 3                  $13.48      $19.14       $24.80

     Over 4 years
       Closing                 ($7.00)     ($7.00)      ($7.00)
       Year 1                    0.00        0.00         0.00
       Year 2                    0.00        0.00         0.00
       Year 3                    0.00        0.00         0.00
       Year 4                  $18.08      $24.30       $30.53

     Over 5 years
       Closing                 ($7.00)     ($7.00)      ($7.00)
       Year 1                    0.00        0.00         0.00
       Year 2                    0.00        0.00         0.00
       Year 3                    0.00        0.00         0.00
       Year 4                    0.00        0.00         0.00
       Year 5                  $23.28      $30.13       $36.97

     Over 7 years
       Closing                 ($7.00)     ($7.00)      ($7.00)
       Year 1                    0.00        0.00         0.00
       Year 2                    0.00        0.00         0.00
       Year 3                    0.00        0.00         0.00
       Year 4                    0.00        0.00         0.00
       Year 5                    0.00        0.00         0.00
       Year 6                    0.00        0.00         0.00
       Year 7                  $35.75      $44.04       $52.32

INCOME TAX SCHEDULE

                                                                                                                             Sage
                                                                                                                  ($ in millions)

---------------------------------------------------------------------------------------------------------------------------------



                                                  Year 1       Year 2        Year 3       Year 4        Year 5       Year 6
Ending Sept. 30                                    2001         2002          2003         2004          2005         2006
                                                -----------  ------------  -----------  ------------  -----------  ------------
Book Basis (GAAP)

   GAAP PRE-TAX INCOME                               $3.03         $3.73        $4.49         $5.33        $6.28         $7.48
   GOODWILL                                           0.00          0.00         0.00          0.00         0.00          0.00
                                                -----------  ------------  -----------  ------------  -----------  ------------

   GAAP PRE-TAXABLE INCOME                            3.03          3.73         4.49          5.33         6.28          7.48
     INCREASE (UTILIZE) OF NOL                        0.00          0.00         0.00          0.00         0.00          0.00
                                                -----------  ------------  -----------  ------------  -----------  ------------

   TAXABLE INCOME                                     3.03          3.73         4.49          5.33         6.28          7.48

   INCOME-TAX EXPENSE                                 1.35          1.66         2.00          2.37         2.79          3.33
                                                -----------  ------------  -----------  ------------  -----------  ------------

   GAAP NOL BALANCE                     $0.00        $0.00         $0.00        $0.00         $0.00        $0.00         $0.00


TAX Basis

   GAAP PRE-TAX INCOME                               $3.03         $3.73        $4.49         $5.33        $6.28         $7.48
   PLUS: GAAP GOODWILL                                0.56          0.56         0.56          0.56         0.56          0.56
   LESS: TAX GOODWILL                                (0.56)        (0.56)       (0.56)        (0.56)       (0.56)        (0.56)

   PLUS: GAAP DEPRECIATION                            1.04          1.14         1.26          1.38         1.52          1.67
   LESS: TAX DEPRECIATION                            (0.94)        (1.03)       (1.14)        (1.25)       (1.38)        (1.51)
                                                -----------  ------------  -----------  ------------  -----------  ------------

   PRE-NOL TAXABLE INCOME                             3.13          3.84         4.61          5.47         6.42          7.63
     INCREASE (UTILIZE) OF NOL                        0.00          0.00         0.00          0.00         0.00          0.00
                                                -----------  ------------  -----------  ------------  -----------  ------------

   TAXABLE INCOME                                     3.13          3.84         4.61          5.47         6.42          7.63

   INCOME TAXES                                       1.39          1.71         2.05          2.43         2.86          3.40
                                                -----------  ------------  -----------  ------------  -----------  ------------

   TAX NOL BALANCE                      $0.00        $0.00         $0.00        $0.00         $0.00        $0.00         $0.00


   INCREASE IN DEFERRED TAX                         ($0.04)       ($0.05)      ($0.05)       ($0.06)      ($0.06)       ($0.07)
   CUMULATIVE DEFERRED TAX              $0.00       ($0.04)       ($0.09)      ($0.15)       ($0.20)      ($0.27)       ($0.34)


   STATUTORY INCOME TAX RATE                         44.5%         44.5%        44.5%         44.5%        44.5%         44.5%


---------------------------------------------------------------------------------------------



                                         Year 7       Year 8        Year 9       Year 10
Ending Sept. 30                           2007         2008          2009         2010
                                        ----------  ------------  -----------  ------------
Book Basis (GAAP)

   GAAP PRE-TAX INCOME                      $8.64         $9.77       $10.98        $12.30
   GOODWILL                                  0.00          0.00         0.00          0.00
                                        ----------  ------------  -----------  ------------

   GAAP PRE-TAXABLE INCOME                   8.64          9.77        10.98         12.30
     INCREASE (UTILIZE) OF NOL               0.00          0.00         0.00          0.00
                                        ----------  ------------  -----------  ------------

   TAXABLE INCOME                            8.64          9.77        10.98         12.30

   INCOME-TAX EXPENSE                        3.84          4.35         4.88          5.47
                                        ----------  ------------  -----------  ------------

   GAAP NOL BALANCE                         $0.00         $0.00        $0.00         $0.00


TAX Basis

   GAAP PRE-TAX INCOME                      $8.64         $9.77       $10.98        $12.30
   PLUS: GAAP GOODWILL                       0.56          0.56         0.56          0.56
   LESS: TAX GOODWILL                       (0.56)        (0.56)       (0.56)        (0.56)

   PLUS: GAAP DEPRECIATION                   1.84          2.03         2.23          2.45
   LESS: TAX DEPRECIATION                   (1.70)        (1.97)       (2.17)        (2.39)
                                        ----------  ------------  -----------  ------------

   PRE-NOL TAXABLE INCOME                    8.77          9.82        11.03         12.37
     INCREASE (UTILIZE) OF NOL               0.00          0.00         0.00          0.00
                                        ----------  ------------  -----------  ------------

   TAXABLE INCOME                            8.77          9.82        11.03         12.37

   INCOME TAXES                              3.90          4.37         4.91          5.50
                                        ----------  ------------  -----------  ------------

   TAX NOL BALANCE                          $0.00         $0.00        $0.00         $0.00


   INCREASE IN DEFERRED TAX                ($0.06)       ($0.02)      ($0.03)       ($0.03)
   CUMULATIVE DEFERRED TAX                 ($0.40)       ($0.43)      ($0.45)       ($0.48)


   STATUTORY INCOME TAX RATE                44.5%         44.5%        44.5%         44.5%

SCHEDULE OF FIXED ASSETS & DEPRECIATION EXPENSE


----------------------------------------------------------------------------------------------------------------------------------


   Assumptions for Book Depreciation                             ASSUMPTIONS FOR TAX DEPRECIATION
   ---------------------------------                             --------------------------------


   Option                        1          2                    Option                   1           2
   Method                       SLN        DDB                   Method                  OSLN       ACRS
   Salvage                      $0.00      $0.00                 Salvage                  $0.00      $0.00
   Life                          7          7                    Life                     7           3
   Factor                      100%       200%                   Factor                  100%       200%

                                         --------                                                  --------
     OPTION TOGGLE                          1                            OPTION TOGGLE                1
                                         --------                                                  --------

                                                                             Year 1     Year 2     Year 3      Year 4     Year 5
   Ending Sept. 30                                                2000        2001       2002       2003        2004       2005
                                                                 --------   ---------  ---------   --------   ---------  ---------

   Capital Expenditures                                                        $1.39      $1.52      $1.68       $1.84      $2.03
     % of Revenues                                                              2.0%       2.0%       2.0%        2.0%       2.0%

   Book Depreciation (GAAP)
     Original Depreciable Fixed Assets                             $2.26       $0.84      $0.73      $0.60       $0.46      $0.31
     Asset Write-Up                                                 0.00        0.00       0.00       0.00        0.00       0.00

     Capital Expenditures     2001                                              0.20       0.20       0.20        0.20       0.20
     Capital Expenditures     2002                                                         0.22       0.22        0.22       0.22
     Capital Expenditures     2003                                                                    0.24        0.24       0.24
     Capital Expenditures     2004                                                                                0.26       0.26
     Capital Expenditures     2005                                                                                           0.29
     Capital Expenditures     2006
     Capital Expenditures     2007
     Capital Expenditures     2008
     Capital Expenditures     2009
     Capital Expenditures     2010

                                                                 --------   ---------  ---------   --------   ---------  ---------
   Total Book Depreciation                                                      1.04       1.14       1.26        1.38       1.52

   Ending Fixed Assets, Gross                                      $2.26        3.65       5.17       6.85        8.69      10.72
   Less: Accumulated Depreciation                                   0.00        1.04       2.18       3.44        4.82       6.34
   Ending Fixed Assets, Net                                         2.26       $2.61      $2.99      $3.41       $3.87      $4.38

   Tax Depreciation
     Original Depreciable Fixed Assets                             $2.26       $0.84      $0.73      $0.60       $0.46      $0.31

     Capital Expenditures     2001                                              0.10       0.20       0.20        0.20       0.20
     Capital Expenditures     2002                                                         0.11       0.22        0.22       0.22
     Capital Expenditures     2003                                                                    0.12        0.24       0.24
     Capital Expenditures     2004                                                                                0.13       0.26
     Capital Expenditures     2005                                                                                           0.14
     Capital Expenditures     2006
     Capital Expenditures     2007
     Capital Expenditures     2008
     Capital Expenditures     2009
     Capital Expenditures     2010

                                                                 --------   ---------  ---------   --------   ---------  ---------
   Total Tax Depreciation                                                       0.94       1.03       1.14        1.25       1.38

   Ending Fixed Assets, Gross                                      $2.26        3.65       5.17       6.85        8.69      10.72
   Less: Accumulated Depreciation                                   0.00        0.94       1.97       3.11        4.36       5.74
   Ending Fixed Assets, Net                                         2.26       $2.71      $3.20      $3.74       $4.33      $4.98



------------------------------------------------------------------------------------------------

                                                                            --------
Assumptions for Book Depreciation        ACRS RECOVERY PERIOD TABLE           3
---------------------------------        ------------------------
                                                                            --------

   Option                                       1)                  3 years
   Method                                       2)                  5 years
   Salvage                                      3)                  7 years
   Life                                         4)                 10 years
   Factor                                       5)                 15 years
                                                6)                 20 years

     OPTION TOGGLE


                                          Year 6      Year 7     Year 8     Year 9     Year 10
   Ending Sept. 30                         2006        2007       2008       2009        2010
                                          --------   ---------  ---------   --------   ---------

   Capital Expenditures                     $2.23       $2.45      $2.70      $2.97       $3.27
     % of Revenues                           2.0%        2.0%       2.0%       2.0%        2.0%

   Book Depreciation (GAAP)
     Original Depreciable Fixed Assets      $0.15       $0.00      $0.00      $0.00       $0.00
     Asset Write-Up                          0.00        0.00       0.00       0.00        0.00

     Capital Expenditures     2001           0.20        0.20       0.00       0.00        0.00
     Capital Expenditures     2002           0.22        0.22       0.22       0.00        0.00
     Capital Expenditures     2003           0.24        0.24       0.24       0.24        0.00
     Capital Expenditures     2004           0.26        0.26       0.26       0.26        0.26
     Capital Expenditures     2005           0.29        0.29       0.29       0.29        0.29
     Capital Expenditures     2006           0.32        0.32       0.32       0.32        0.32
     Capital Expenditures     2007                       0.35       0.35       0.35        0.35
     Capital Expenditures     2008                                  0.39       0.39        0.39
     Capital Expenditures     2009                                             0.42        0.42
     Capital Expenditures     2010                                                         0.47

                                          --------   ---------  ---------   --------   ---------
   Total Book Depreciation                   1.67        1.84       2.03       2.23        2.45

   Ending Fixed Assets, Gross               12.95       15.41      18.11      21.08       24.35
   Less: Accumulated Depreciation            8.02        9.86      11.88      14.11       16.56
   Ending Fixed Assets, Net                 $4.94       $5.55      $6.22      $6.97       $7.78

   Tax Depreciation
     Original Depreciable Fixed Assets      $0.15       $0.00      $0.00      $0.00       $0.00

     Capital Expenditures     2001           0.20        0.20       0.10       0.00        0.00
     Capital Expenditures     2002           0.22        0.22       0.22       0.11        0.00
     Capital Expenditures     2003           0.24        0.24       0.24       0.24        0.12
     Capital Expenditures     2004           0.26        0.26       0.26       0.26        0.26
     Capital Expenditures     2005           0.29        0.29       0.29       0.29        0.29
     Capital Expenditures     2006           0.16        0.32       0.32       0.32        0.32
     Capital Expenditures     2007                       0.18       0.35       0.35        0.35
     Capital Expenditures     2008                                  0.19       0.39        0.39
     Capital Expenditures     2009                                             0.21        0.42
     Capital Expenditures     2010                                                         0.23

                                          --------   ---------  ---------   --------   ---------
   Total Tax Depreciation                    1.51        1.70       1.97       2.17        2.39

   Ending Fixed Assets, Gross               12.95       15.41      18.11      21.08       24.35
   Less: Accumulated Depreciation            7.25        8.96      10.93      13.10       15.48
   Ending Fixed Assets, Net                 $5.70       $6.45      $7.18      $7.98       $8.86